Dc

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 20, 2006

No ACT

William T. Harvey
Tucker Arensberg, P.C.
1500 One PPG Place
Pittsburgh, PA 15222

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/20/2006

Re: Commercial National Financial Corporation
Incoming letter dated January 19, 2006

Dear Mr. Harvey:

This is in response to your letters dated January 19, 2006 and February 9, 2006 concerning the shareholder proposal submitted to Commercial National Financial by Louis A. Steiner. We also have received letters on the proponent's behalf dated February 3, 2006 and February 16, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Richard D. Rose
Buchanan Ingersoll PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

866054

William T. Harvey 412.594.5550
wharvey@tuckerlaw.com

TUCKER | ARENSBERG
Attorneys

RECEIVED
2006 FEB 13 PM 2: 17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 9, 2006

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Commercial National Financial Corporation -- Omission of Shareholder Proposal of Louis A. Steiner from Proxy Materials*

Ladies and Gentlemen:

We are writing on behalf of our client, Commercial National Financial Corporation, a Pennsylvania corporation (the "Company"), in response to the letter dated February 3, 2006 (the "Steiner Response") on behalf of Louis Steiner (the "Proponent") to the Securities and Exchange Commission (the "Commission") addressing our no-action request letter to the Commission dated January 19, 2006 (the "No-Action Request"). A copy of the Steiner Response is attached hereto as Exhibit A. A copy of the No-Action Request is attached hereto as Exhibit B.

We hereby reiterate to the Commission the Company's intent to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, promulgated by the Commission under the Securities Exchange Act of 1934, as amended. We respectfully repeat the Company's request, set forth in the No-Action Request that the Staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for the reasons set forth in the No-Action Request, as supplemented below.

The Proposal

A copy of the Proposal, together with the Proponents' supporting statement, was attached to the No-Action Request. The Proposal reads as follows:

> RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking film to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this response and its attachments. A copy of this letter has been furnished to the Proponent and his counsel as required by Rule 14a-8(j)(1).

Rule 14a-8(i)(10). The Company has already substantially implemented the proposal.

The Proponent argues in the Steiner Response, that the Company must not only engage an investment bank, but also present such findings to the shareholders in order for the Company to substantially implement the Proposal.

The purpose of the Rule 14a-8(i)(10) exemption is to avoid requiring shareholders to consider matters on which management has already acted favorably. Release No. 34-12598 (July 7, 1976). The standard required by Rule 14a-8(i)(10) is not whether the Company has fully complied with the shareholder proposal, but whether the Company has "actually taken steps to implement the proposal." "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A.

As set forth in its No-Action Request, the Company has taken appropriate steps to comply with the Proposal by engaging an investment bank to explore various strategic alternatives as outlined in the Proposal. The Company reaffirms its belief that it has in good faith substantially implemented the Proposal.

Rule 14a-8(i)(7). The Proposal deals with a matter relating to the ordinary business operations of the Company.

The Company would also like to address Proponent's argument that the phrase "*all* strategic alternatives to maximize shareholder value such as the sale or a merger of the Company" for the want of a comma, refers only to extraordinary business transactions. The Proponent's interpretation tortures the plain meaning of the Proposal. As set forth in our No-Action Request, the Staff has rejected similar arguments.[1] The Company respectfully submits that the plain meaning of the Proposal refers to both extraordinary and ordinary business matters, and that this reading is reinforced when read with the Proponent's supporting statement which states in part that:

> the Company's Board should take active measures to maximize the value of the shareholders' investment by hiring an independent investment banking firm for the purpose of considering various strategic alternatives, *including but not limited to* analyzing whether a sale of the Company's assets or a merger or other

[1] *First Charter Corporation* (January 18, 2005) the Staff permitted the exclusion of a proposal with substantially similar language as the Proposal. The company was permitted to exclude the proposal, and the Staff rejected the argument that "strategic alternatives" referred in this context solely to extraordinary transactions.

> business combination of the Company would be in its best interest. (emphasis added).

Note that here "various strategic alternatives" is modified by a clause beginning "...including but not limited to...". Thus, the Proponent's argument is undercut even by his own statement in support of the Proposal. If the Proponent wanted to address only a merger, sale or other extraordinary transaction, he could have drafted the Proposal and its supporting statement accordingly.

The Proponent uses this "nonrestrictive clause" analysis to try to distinguish several no-action letters directly on point to the ordinary business operation exception, but ignores the fact that many of the letters so distinguished did not include the inclusive "all" when referring to strategic alternatives as the Proposal does.[2]

Therefore, the Company reaffirms its belief that the Proposal deals with matters relating to both extraordinary and ordinary business matters and may be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

For the reasons stated above, and those stated in our letter to the Commission of January 19, 2006, the Company believes that the Steiner Proposal may be omitted from the proxy materials for the Company's 2006 Meeting scheduled to be held on May 16, 2006.

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials and would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to contact William T. Harvey of our office with any questions at (412) 594-5550.

Sincerely,

TUCKER ARENSBERG, P.C.

William T. Harvey

c: Louis A. Steiner
Richard D. Rose, Esquire

WTH:cr
BUS_EST:222419-1 021342-126684

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[2] *See, e.g., First Charter Corporation* (January 18, 2005) (proposal to retain an investment banking firm to advise about strategic alternatives which would maximize shareholder value); *BKF Capital Group* (February 27, 2004) (proposal to engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company); *Medallion Financial Corp.* (May 11, 2004) (proposal that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value); *Lancer Corporation* (March 13, 2002) (proposal to retain an investment bank to develop valuation of the company's shares and to explore strategic alternatives to maximize shareholder value).

Buchanan Ingersoll PC
ATTORNEYS

Richard D. Rose
412 562 8425
roserd@bipc.com

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

February 3, 2006

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re: Response to Commercial National Financial Corporation's (the "Company") Request for No-Action Advice Concerning Shareholder Proposal Requesting the Board to Engage an Investment Bank and Report Findings to the Shareholders (the "Proposal") submitted by Louis Steiner ("Steiner")

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Steiner, and in response to the Company's request that the staff of the Division of Corporation Finance (the "Staff") concur that it may exclude the Proposal ("No-Action Request") submitted by Steiner from the Company's proxy materials for its 2006 annual meeting of the shareholders.

Pursuant to Rule 14a-8(k), six (6) paper copies of the response are included and a copy has been provided to the Company. We are also attaching to this response a copy of the Company's No-Action Request as Exhibit A and a copy of the Proposal and supporting statement as Exhibit B. This letter may be considered to be an opinion of counsel as it relates to Pennsylvania law.

The Proposal reads as follows:

> RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking firm to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long-term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting.

In the Company's No-Action Request, it offers three (3) arguments supporting its view that it may omit the Proposal from the Proxy Materials. As demonstrated below, however, the first two (2) of the Company's arguments, which relate to Rule 14a-8(i)(7) and (10), respectively,

misinterpret the Staff's previously stated positions, and because we are willing to amend the Proposal to include the appropriate precatory language, the Company's final argument, which concerns Rule 14a-8(i)(1), is readily dispelled. Therefore, we respectfully request the Staff (A) to confirm that it is unable to concur with the Company's views of subparts (7) and (10) of Rule 14a-8(i), and (B) to afford Steiner the opportunity to amend the Proposal to comply with Rule 14a-8(i)(1).

ANALYSIS

I. The Company Is Not Entitled to Omit the Proposal Under Rule 14a-8(i)(10) Because It Has Not Yet Substantially Implemented the Proposal

While we acknowledge that the Staff has on numerous occasions taken the position that shareholder proposals to engage an investment bank are rendered moot by the hiring of an investment banking firm, proposals in the No-Action letters cited by the Company can be distinguished from the present case because Steiner's Proposal recommends that the Company not only engage an investment bank, but also present those findings to the shareholders. None of the No-Action letters cited by the Company included a sub-component requesting that the investment banking firm's findings be reported to the shareholders.[1] This reporting component of the Proposal is essential to Steiner because he believes that the Board has recently failed to accurately communicate with and duly inform the shareholders. Thus, because of the factual distinctions, the Company improperly links this case with those No-Action letters used to support its position in its No-Action Request.

In interpreting Rule 14a-8(i)(10), which allows management to omit a shareholder proposal from its proxy materials "if the company has already substantially implemented the proposal," the Staff has agreed that all components of the proposal must be substantially implemented. In the 1997 proposing release for Rule 14a-8, the Securities Exchange Commission explained that the "substantially implemented" standard turns on whether the Company has in fact proceeded to implement the proposal:

> [T]o have been "substantially implemented," the Company must have actually taken steps to implement the proposal. It is insufficient for the Company to have merely considered the proposal, unless the proposal clearly seeks only consideration by the Company, and not necessarily implementation.

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[1] *See Financial Industries Corporation* (March 28, 2003) (addressing shareholder proposal recommending that the board appoint a strategic development committee of independent directors, which is to engage an investment banking firm to assist it and the board in evaluating various business combinations); *Supreme Industries, Inc.* (February 7, 2001) (concerning shareholder proposal urging the board to arrange for the prompt sale of the company to the highest bidder or bidders); *Hemlock Federal Financial Corporation* (March 30, 2000) (involving shareholder proposal recommending that the board engage an investment banking firm to advise the company on ways to maximize shareholder value, including a potential sale or merger of the company); *BostonFed Bancorp, Inc.* (March 17, 2000) (addressing shareholder proposal recommending that the board engage an investment banking firm to advise the company on ways to maximize shareholder value, including a potential sale or merger of the company). Each of the foregoing no-action letters has been cited by the Company as support in its No-action Request.

Securities Exchange Act Release No. 39093, n.49 (September 18, 1997) (citing Securities Exchange Act Release No. 20091 (August 16, 1983)); *See also* Securities Exchange Act Release No. 40018 (May 21, 1998) (adopting rules modifications). By logical extension, if a shareholder proposal were appropriately to comprise of multiple elements, as is the case when the various elements are essential to a single well-defined unifying concept, the "substantially implemented" standard would accordingly, touch each of the various elements. *See Borden, Inc.* (February 23, 1994) and *Newell Rubbermaid, Inc.* (February 21, 2001).

For example, in *Borden, Inc.*, the proposal requested that the Board of Directors "undertake a current independent investment banking study to determine the value of Borden and that the results of the study be reported to shareholders for whatever action seems appropriate." Before receiving the proposal, however, Borden's Board had issued a press release announcing its approval of a restructuring plan that resulted from a comprehensive study of the company performed by an independent investment banking firm over the previous several months. Borden's Board also sent letters detailing the restructuring plan to its shareholders. The Staff agreed that the proposal had been substantially implemented, noting in particular that Borden had "*retained an investment banking firm* to evaluate the various business alternatives, including the one suggested by the proponents, *and reported to shareholders* the basic course of action to be taken as the result of this evaluation." *Borden, Inc.* (February 23, 1994) (emphasis added).

Similarly analyzing a proposal in *Newell Rubbermaid, Inc.*, the Staff mandated the inclusion of a proposal requesting that Newell's Board prepare a report detailing the company's "glass ceiling" progress and make the report available to shareholders four months after the company's annual shareholder meeting. In support of its position, Newell argued, first, that the Staff has recognized that if a company may omit a major portion of a shareholder's proposal under Rule 14a-8(i)(10), it may omit the entire proposal and, second, that Newell had already addressed the major issues raised by the proposal.[2] Nevertheless, the Staff concluded that the proposal should still be included because the company had neither prepared the report mentioned in the proposal nor made it available to shareholders. *Newell Rubbermaid, Inc.* (February 21, 2001).

Here, the Company argues that by purportedly retaining SunTrust Capital Markets, Inc. ("SunTrust") after having received the Proposal, the Company has substantially implemented the Proposal. To support this statement, the Company proffered a letter from SunTrust professing that the Company has engaged SunTrust for the purpose of assisting the Company's Board in its consideration of various strategic alternatives, including but not limited to a sale of the Company, potential acquisitions, and other methods of enhancing shareholder value and the prospects of the corporation. Of course, the veracity of the Company's purported engagement of SunTrust is questionable because the SunTrust letter bears neither company letterhead nor an authorized individual's signature. Also, the fact that the Company failed to issue a single press release or, to our knowledge, pass a Board resolution referring to the engagement adds to the

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[2] Particularly, Newell contended that it had previously taken specific and direct action in response to the 1991 Glass Ceiling Commission Report cited in the proposal, and it had implemented a range of affirmative action plans covering each of its locations.

uncertainty surrounding SunTrust's engagement. Nonetheless, even if the Company has engaged SunTrust, the fact remains that the engagement of SunTrust alone does not constitute substantial implementation of the Proposal. Like the proposals in *Borden* and *Newell*, a core piece of the Proposal rests in the recommendation that the Company's Board report its findings to the shareholders. Whereas in *Borden* the company's Board had already distributed the requisite report to shareholders, the Company has failed, just as the company in *Newell* did, to offer shareholders any such report.

Finally, we also recognize that the Staff has on previous occasions concluded that if a company may omit a major part of a proposal under Rule 14a-8(i)(10), that such company may then omit the entire proposal from its proxy materials. *American Brands, Inc.* (February 3, 1993). As demonstrated by the *Newell* No-Action letter discussed above, however, under these circumstances, the Staff has concluded that the engagement of an investment banking firm is simply a threshold matter, not the "major part." In other words, the engagement aspect is an action that the Company must naturally take before substantially implementing the main theme of the Proposal: presenting to the shareholders a long-term plan for maximizing shareholder value based on the investment banking firm's findings.

Because the Company has failed to substantially implement a core part of the Proposal and the Proposal can be distinguished from the proposals cited by the Company, the Staff should not exclude Steiner's Proposal under Rule 14a-8(i)(10).

II. The Company Is Not Entitled to Omit the Proposal Under Rule 14a-8(i)(7) Because the Proposal Does Not Relate to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits management to exclude a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the company's ordinary business operations," but as the Company concedes on page 5 of its No-Action Request, "the Staff has denied the exclusion under Rule 14a-8(i)(7) of certain proposals that relate to both ordinary and extraordinary proposals where it is clear that the proposal, when read together with the supporting statement, focused on extraordinary business transactions." *See, e.g., Temple-Inland Inc.* (February 24, 1998) (requiring the inclusion of a proposal recommending that the investment banking firm "explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company"). Here, the Proposal and its supporting statement clearly implicate retaining an investment banking firm for the specific purpose of finding an appropriate extraordinary transaction that the Company could pursue. Therefore, the Proposal is proper for inclusion in the proxy materials, despite the Company's efforts to obscure the Proposal's scope.

The Proposal, when read together with its supporting statement, focuses on retaining an investment banking firm for the specific purpose of finding an appropriate extraordinary transaction. When used alone, the phrase "all strategic alternatives" can relate to the subsets of both ordinary and extraordinary business transactions. When, however, modified with a restrictive clause, the phrase connotes only those transactions falling within the subset defined by the stated restriction. As written, the Proposal modifies the phrase "all strategic alternatives" with the restrictive clause "such as the sale or a merger of the Company." In this context, by

using the clause "such as", which is also not set off by commas, parenthesis, brackets, dashes, or any other such symbol, the Proposal is understood as restrictive to include only those types of transactions that are similar to the ones following the clause. Specifically, this restrictive clause is followed by only two examples, the sale of the Company and the merger of the Company, both of which are clearly extraordinary transactions. Consequently, the phrase "all strategic alternatives" as modified by the clause "such as" is limited to only those transactions that fall into the same extraordinary transaction subset of "strategic alternatives" encompassing the sale and/or merger of the Company.

Contrary to the Company's assertion that the supporting statement encompasses both ordinary operations and extraordinary transactions, the above reading of the Proposal is further affirmed by the Proposal's supporting statement. The purpose of the supporting statement is to provide reasons (*e.g.*, because of the Company's financial downturn) why Steiner believes that an investment banking firm is needed to explore an extraordinary transaction such as a sale or merger, not to "advocate one or more extraordinary corporate transactions" as the Company states in its No-Action Request. The decision as to which extraordinary corporate transaction the Company should pursue should be the Board's with the help of the investment banking firm.

Not only does the Company misinterpret the purpose of the supporting statement, the No-Action letters to which the Company refers to in support of its argument that the Proposal is drafted in a manner that emphasizes the general exploration of strategic alternatives, both ordinary and extraordinary, are not instructive in this case. At issue in all but one of these No-Action letters are shareholder proposals that, unlike the instant Proposal, modify the term *alternatives* with either a nonrestrictive clause or a restrictive clause that fails to exclude ordinary business transactions. *See First Charter Corp.* (January 18, 2005) (concerning a proposal requesting that the investment banking firm advise the company about "strategic alternatives which would maximize shareholder value"); *Medallion Financial Corp.* (May 11, 2004), (concerning a proposal requesting "that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the company."); *BKF Capital Group* (February 27, 2004) (addressing a proposal requesting that the investment banking firm evaluate "alternatives to maximize shareholder value including a sale of the company"); *Lancer Corp.* (March 13, 2002) (involving a proposal recommending that the investment banking firm explore "strategic alternatives to maximize shareholder value."); *NACCO Industries* (March 29, 2000) (concerning a proposal requesting that the investment banking firm explore "all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company"); *Sears, Roebuck and Co.* (February 7, 2000) (addressing a proposal requesting that the investment banking firm arrange for the "sale of all or parts of the company").

In short, the Proposal is proper for inclusion in the proxy materials, despite the Company's efforts to obscure the scope of the Proposal, and thus the Staff should find that it is unable to concur with the Company's view of Rule 14a-8(i)(7).

III. The Proposal May be Amended to Be Precatory Instead of Mandatory

Finally, we recognize that the language of the Proposal was inadvertently written to be mandatory. However, on several prior occasions, the Staff has given proponents the opportunity to cure to avoid omission. *See, e.g., North Fork Bancorporation* (March 12, 1991) and *Keystone Financial, Inc.* (March 15, 1999). As stated earlier, with the Staff's permission, we would appreciate the opportunity to amend the Proposal to read as a recommendation. Specifically, we request that the words "it is recommended that" be inserted after the word, "RESOLVED, that" and before the words, "the Company's Board of Directors" in the first line of the Proposal. To that end, we are by copy of this letter to the Company, asking that the Proposal be so amended.

CONCLUSION

Because the Company has misconstrued Steiner's Proposal, it has not satisfied its burden of proving that the Proposal can be excluded under Rules 14a-8(i)(10) and (7). Further, because we are willing to modify the language of the Proposal to comply with the precatory language requirement, we hereby request that the Staff to concur in our opinion that the Proposal should be included in the Company's 2006 Proxy Statement. To the extent the Staff feels that there are any other technical defects in the Proposal, we request the opportunity to discuss them with you and timely correct them. Please contact me at (412) 562-8425 if you have any questions or if you need any additional information.

Very truly yours,

Richard D. Rose

RDR/aem
Enclosures
cc: Louis Steiner
Commercial National Financial Corporation
Peena K. Patel, Esquire
William T. Harvey, Esquire

TUCKER | ARENSBERG
Attorneys

William T. Harvey 412.594.5550
wharvey@tuckerlaw.com

January 19, 2006

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Commercial National Financial Corporation -- Omission of Shareholder Proposal of Louis A. Steiner from Proxy Materials*

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Commercial National Financial Corporation, a Pennsylvania corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company by Louis A. Steiner (the "Proponent") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2006 annual meeting of shareholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials on the bases set forth below. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation-Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

I. Rule 14a-8(i)(10), because the Proposal has been substantially implemented;

II. Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations; and

III. Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders.

To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

THE PROPOSAL

A copy of the Proposal, together with the Proponent's supporting statement, is attached hereto as Exhibit A. The Proposal reads as follows:

> RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking film to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

I. Rule 14a-8(i)(10). The company has already substantially implemented the proposal.

Rule 14a-8(i)(10) permits a company to exclude a proposal and supporting statement from its proxy materials if the company has already substantially implemented the proposal.

On numerous occasions the Staff has taken the position that shareholder proposals to engage an investment bank are rendered moot by the hiring of an investment bank. *See, Financial Industries Corporation* (March 28, 2003); *Supreme Industries, Inc.* (February 7,

2001); *Hemlock Federal Financial Corporation* (March 30, 2000); and *BostonFed Bancorp, Inc.* (March 17, 2000).

After receiving the Proposal, the Company retained the investment bank SunTrust Capital Markets, Inc. ("SunTrust"), through its SunTrust Robinson Humphrey Capital Markets Division on an exclusive basis for the purpose of assisting the Company in examining various strategic alternatives, including the ones suggested by the Proponent and to report to the Board to the Board of Directors regarding those alternatives. A copy of SunTrust's letter confirming the engagement is attached hereto as Exhibit B.

The Company believes that by retaining SunTrust it has substantially implemented the Proposal and as such the Proposal is moot.

II. Rule 14a-8(i)(7). The Proposal deals with a matter relating to the ordinary business operations of the Company.

Rule 14a-8(i)(7) allows a company to exclude a shareholder proposal that deals with a matter relating to a company's ordinary business operations. The ordinary business exclusion has "a fairly straightforward mission: to 'relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of management.'" Release No. 34-39093 (September 19, 1997), citing Release No. 34-4950 (October 9, 1953). The Commission has stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

Applicable Pennsylvania law expressly provides that "unless otherwise provided by statute or in a bylaw adopted by the shareholders," all general or other powers "vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every corporation shall be managed under the direction of, a board of directors." (15 Pa. C.S.A. Section 1721).

Further, the Pennsylvania Business Corporation Law (the "BCL") gives the Board additional discretion in the area of considering strategic alternatives. It permits the members of the Board to consider "to the extent they deem appropriate [t]he effects of any

action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located." (15 Pa.C.S.A. Section 1715 (a) (1)). The short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation." (-15 Pa.C.S.A. Section 1715 (a) (2)).

The Proposal requires the Board of Directors to "immediately retain an investment banking firm to explore all *strategic alternatives* to maximize shareholder value such as the sale or a merger of the Company." (emphasis added). While the Proposal refers to a sale or merger of the Company as one possible alternative, it does not limit the scope of the Proposal to a sale of the Company or any other extraordinary corporate transaction. The Board could maximize shareholder value through any number of actions short of an extraordinary corporate transaction. The Proposal and its supporting statement, however, broadly encompass both extraordinary business transactions and ordinary business operations, including long-term strategic goals of the Company. Consideration of strategic alternatives to maximize shareholder value clearly is a routine matter and is incident to the Board's managerial powers under Pennsylvania law.

The Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7) when the shareholder proposal relates to both ordinary and extraordinary courses of action. Notably, in *First Charter Corporation* (January 18, 2005) the Staff permitted the exclusion of a proposal with substantially similar language as the Proposal. The proposal in question requested that the company retain an investment banking firm to advise about strategic alternatives which would maximize shareholder value. First Charter was permitted to exclude the proposal, and the Staff rejected the argument that "strategic alternatives" referred solely to extraordinary transactions. *See, also, BKF Capital Group* (February 27, 2004) (proposal to engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company related to both extraordinary transactions and non-extraordinary transactions and thus excludable); *Medallion Financial Corp.* (May 11, 2004) (proposal that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the company properly excluded); *Lancer Corporation* (March 13, 2002) (finding that a proposal to retain an investment bank to develop valuation of the company's shares and to explore strategic alternatives to maximize shareholder value appeared to relate to non-extraordinary

transactions and was excludable); *Sears, Roebuck and Co.* (February 7, 2000) (excluding a proposal requesting the company to hire an investment banker to arrange for the sale of all or parts of the company, because it appeared to relate in part to non-extraordinary transactions), *NACCO Industries* (March 29, 2000) (stating that proposal to retain an investment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or other transaction for any or all assets of the company, appeared to relate in part to non-extraordinary transactions and was excludable).

In some limited circumstances the Staff has denied the exclusion under Rule 14a-8(i)(7) of certain proposals that relate to both ordinary and extraordinary proposals where it is clear that the proposal, when read together with the supporting statement, focused on extraordinary business transactions. *See, e.g., Temple-Inland, Inc.* (February 24, 1998) (finding that the proposal and its supporting statement focused on possible extraordinary business transactions). The Proposal in this instance, and its supporting statement, does not focus on such extraordinary transactions, but by their terms focuses on a general discussion of management's performance, the Company's financial performance, and its long-term goals. The supporting statement that the Proposal contains only one sentence in the four paragraphs of the supporting statement that even mentions a sale or merger. Such matters clearly relate primarily to ordinary business operations.

Because the Proposal does not specifically and exclusively advocate one or more extraordinary corporate transactions, and is in fact drafted in a manner that emphasizes the general exploration of strategic alternatives, it relates primarily to ordinary business matters and may be properly excluded under Rule 14a-8(i)(7).

III. Rule 14a-8(i)(1). The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

The Proposal seeks to require the Company to "immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value." The language of the Proposal is not a request or recommendation to the Board, but is mandatory. As such, the Proposal is not a proper subject for action by shareholders under Pennsylvania law, as its mandate interferes with the authority and discretion granted to the Board under the BCL.

The BCL provides that "unless otherwise provided by statute or in a bylaw adopted by the shareholders," all general or other powers "vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every corporation shall be managed under the direction of, a board of directors." 15 Pa.C.S.A. Section 1721.

Because the Proposal seeks to require the Board to take action which is committed by the BCL to the discretion of the Board, the Proposal is not a proper subject for shareholder action under Pennsylvania law and therefore may properly be excluded under Rule 14a-8(i)(1). *See, e.g., Keystone Financial, Inc.* (March 15, 1999) (finding that a proposal worded in such a way as to bind the board in violation of corporate law may be properly omitted).

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be properly excluded as being substantially implemented under Rule 14a-8(i)(10), or it may be excluded as relating to ordinary business matters under Rule 14a-8(i)(7), or, as currently written, it may be properly omitted under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under Pennsylvania law.

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials and would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to contact William T. Harvey of our office with any questions at (412) 594-5550.

Sincerely,

TUCKER ARENSBERG, P.C.

William T. Harvey

c: Louis A. Steiner
Richard D. Rose, Esquire

WTH:cr
BE:221152-2 021342-126684

EXHIBIT A

Louis A. Steiner, 430 Youngstown Ridge Road, Ligonier, PA 15658, who is the beneficial owner of 264,067 shares of common stock of the Company as reported on Form 13D/A filed July 19, 2005, submits the following proposal to be presented and voted upon at the Annual Meeting.

Proposal

"RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking film to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting."

Supporting Statement

I believe that the Company's current management and board have not provided the Company with disciplined business management and focus that it needs. There is little evidence of significant achievement by the Company and as a result the shareholders are suffering a decrease in the value of their shares.

During the seven business quarters completed since January 1, 2004, the Company has reported uneven and generally declining financial performance results involving assets, market capitalization, operating income, total earnings and reduced dividends. Specifically, the Company's stock price has decreased from $26.21 at January 1, 2004 to $19.00 at November 30, 2005.

Even lower operating costs raise concerns over the potentially damaging and continuing impact of savings realized through short-sighted dismissal of experienced employees, delayed or forgone technological improvements, and ill-considered abandonment of diverse operating revenue sources. Also, during the same period under review some of the income reported was achieved only through the adoption of revenue enhancements that by their nature and size must be considered "unusual" at best or "questionable" at worst. In certain circumstances, the earnings have been inflated through infrequent events including sales of securities and reversing loan reserves. These methods have resulted in a failure to provide shareholders with a true and accurate picture of the Company's operating earnings.

As a result of the recent financial downturn of the Company, I believe that the Company's Board should take active measures to maximize the value of the shareholders' investment by hiring an independent investment banking firm for the purpose of considering various strategic alternatives, including but not limited to analyzing whether a sale of the Company's assets or a merger or other business combination of the Company would be in its best interest. Furthermore, as shareholders, we are entitled to know and understand the long term goals that the Board has set for the Company to improve its financial condition. Hence, I believe that presenting the long-term strategic plan to all shareholders would be most beneficial to the Company's shareholders.

A vote FOR this proposal would best serve the interest of the Company's shareholders.

EXHIBIT B

Gregg E. Hunter
Chief Executive Officer
Commercial National Financial Corporation
900 Ligonier Street
Latrobe, PA 15650

Re: Engagement

Dear Gregg:

This letter confirms that Commercial National Financial Corporation (the "Company") and SunTrust Robinson Humphrey executed an engagement letter dated January 11, 2006, whereby SunTrust Robinson Humphrey was engaged for the purpose of assisting the Board of Directors of the Company in its consideration of various strategic alternatives, including but not limited to (a) determining whether a sale of the Company is advisable, (b) evaluating potential acquisitions and their advisability, and (c) evaluating other methods of enhancing shareholder value and the prospects of the corporation.

The terms of the engagement are set forth in the January 11, 2006 letter. This letter is not intended to modify those terms.

SUNTRUST ROBINSON HUMPHREY
SUNTRUST CAPITAL MARKETS, INC.

By: SunTrust Robinson Humphrey

Buchanan Ingersoll PC
ATTORNEYS

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

RECEIVED
2006 FEB 17 PM 4:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 16, 2006

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re: Counter-Response to Commercial National Financial Corporation's (the "Company") Response Concerning Shareholder Proposal Requesting the Board to Engage an Investment Bank and Report Findings to the Shareholders (the "Proposal") submitted by Louis Steiner ("Steiner")

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Steiner, and in response to the Company's letter dated February 9, 2006 to the staff of the Division of Corporation Finance (the "Staff") (the "Company's Response") reiterating its position in the no-action request letter dated January 19, 2006 ("No-Action Request") that it may exclude the Proposal submitted by Steiner from the Company's proxy materials for its 2006 annual meeting of the shareholders. A copy of the Company's Response is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(k), six (6) paper copies of the response are included and a copy has been provided to the Company. We are also attaching to this counter-response a copy of our original response letter dated February 3, 2006 ("Steiner's Response") as Exhibit B and the Company's No-Action Request as Exhibit C, to which a copy of the Proposal and supporting statement is attached.

The Proposal reads as follows:

RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking firm to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long-term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting.

In the Company's Response, the Company reiterates the two (2) substantive arguments in its No-Action Request supporting its view that it may omit the Proposal from the Company's Proxy Materials. In this counter-response, however, we re-emphasize that the Company misinterprets the Staff's previously stated positions and therefore, we again respectfully request the Staff (A) to confirm that it is unable to concur with the Company's views of subparts (7) and (10) of Rule 14a-8(i).

ANALYSIS

I. The Company Has Not Yet Substantially Implemented the Proposal

The Company states that the standard required by Rule 14-a(8) is that it has "actually taken steps to implement the proposal",[1] but it overlooks the precedent set by the Staff when dealing with a situation in which the proposal also asks the Board to report to the shareholders. Specifically, the Company does not address the Staff's decision and analysis in *Borden, Inc.* (February 23, 1994) and *Newell Rubbermaid, Inc.* (February 21, 2001), which we discussed in detail in Steiner's Response. Also, it is important to note again that as discussed in the supporting statement, one of Steiner's main concerns is that in the past, the Company's Board has failed to communicate its decisions and actions to the shareholders. In the Company's Response, the Company also had the opportunity to express that once the investment bank, SunTrust Capital Markets, Inc., explores various strategic alternatives, the Board will report all findings to the shareholders, but it has not indicated any such intention to do so. In fact, no where does the Company address this part of the Proposal, which further supports Steiner's belief that the Board has not in the past and will not in the future communicate its findings to the shareholders. Thus, by merely citing the standard as expressed in the Exchange Act Rel. No. 39093 without discussing the Staff's interpretation of this standard in similar circumstances and by wholly ignoring the reporting aspect of the Proposal, the Company has failed to satisfy its burden of showing that it has taken steps to substantially implement the proposal.

II. The Proposal Does Not Relate to the Company's Ordinary Business Operations

In the Company's Response, the Company notes that the supporting statement to the Proposal uses the terminology "including but not limited to" to modify various strategic alternatives, but in stating so, the Company misses the point of our construction argument. The main point of this argument is not necessarily to dispute the placement of a comma or other punctuation. Rather, it is to emphasize that the Proposal uses "such as" and lists only extraordinary transactions after that clause to specifically exclude any and all ordinary business operations. Moreover, under certain circumstances, the Staff has also not excluded a proposal that used the "including but not limited to" language. *See Temple-Inland, Inc.* (February 24,

[1] See page 2 of the Company's response *citing to* "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A.

1998) (requiring the inclusion of a proposal recommending that the investment banking firm "explore all alternatives to enhance the value of the company, including but not limited to, possible sale, merger, or other transaction for any or all assets of the Company). In *Temple Inland*, the Staff noted that when read together with the supporting statement, which discusses, among other things, the poor financial performance of the company, the Proposal was found to exclude ordinary business operations. Our Proposal's supporting statement is similar in this regard because it also discusses the financial downfall of the Company.

Regardless, the language used in the Proposal itself, which plainly implicates retaining an investment banking firm for the specific purpose of finding an appropriate extraordinary transaction that the Company could pursue, should carry greater weight than language used in the supporting statement because as we stated in Steiner's Response, the purpose of supporting statement is to provide reasons as to why the shareholder believes the proposal is necessary. Thus, Steiner's Proposal, which specifies only extraordinary transactions, is proper for inclusion in the proxy materials, despite the Company's efforts to obscure the Proposal's scope.

Finally, we stress that the Company's final argument with respect to using "all" when referring to strategic alternatives is faulty because the use of "all" in this context is evidently further modified by the restrictive clause "such as." In other words, the language encompasses "all strategic alternatives" that fall within the same category as those extraordinary transactions, namely, a sale or merger, listed after the "such as" clause.

CONCLUSION

The Company has not satisfied its burden of proving that the Proposal can be excluded under Rules 14a-8(i)(10) and (7). As a result, on behalf of Steiner, we hereby again respectfully request the Staff to concur in his opinion that the Proposal should be included in the Company's 2006 Proxy Statement. To the extent the Staff feels that there are any other technical defects in the Proposal, we request the opportunity to discuss them with you and timely correct them. Please contact me at (412) 562-8425 if you have any questions or if you need any additional information.

Very truly yours,

Richard D. Rose

RDR/aem
Enclosures
cc: Louis Steiner
Commercial National Financial Corporation
Peena K. Patel, Esquire
William T. Harvey, Esquire

Exhibit A

"Company's Response"

William T. Harvey 412.594.5550
wharvey@tuckerlaw.com

TUCKER | ARENSBERG
Attorneys

February 9, 2006

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Commercial National Financial Corporation -- Omission of Shareholder Proposal of Louis A. Steiner from Proxy Materials*

Ladies and Gentlemen:

We are writing on behalf of our client, Commercial National Financial Corporation, a Pennsylvania corporation (the "Company"), in response to the letter dated February 3, 2006 (the "Steiner Response") on behalf of Louis Steiner (the "Proponent") to the Securities and Exchange Commission (the "Commission") addressing our no-action request letter to the Commission dated January 19, 2006 (the "No-Action Request"). A copy of the Steiner Response is attached hereto as Exhibit A. A copy of the No-Action Request is attached hereto as Exhibit B.

We hereby reiterate to the Commission the Company's intent to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, promulgated by the Commission under the Securities Exchange Act of 1934, as amended. We respectfully repeat the Company's request, set forth in the No-Action Request that the Staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for the reasons set forth in the No-Action Request, as supplemented below.

The Proposal

A copy of the Proposal, together with the Proponents' supporting statement, was attached to the No-Action Request. The Proposal reads as follows:

> RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking film to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this response and its attachments. A copy of this letter has been furnished to the Proponent and his counsel as required by Rule 14a-8(j)(1).

Rule 14a-8(i)(10). The Company has already substantially implemented the proposal.

The Proponent argues in the Steiner Response, that the Company must not only engage an investment bank, but also present such findings to the shareholders in order for the Company to substantially implement the Proposal.

The purpose of the Rule 14a-8(i)(10) exemption is to avoid requiring shareholders to consider matters on which management has already acted favorably. Release No. 34-12598 (July 7, 1976). The standard required by Rule 14a-8(i)(10) is not whether the Company has fully complied with the shareholder proposal, but whether the Company has "actually taken steps to implement the proposal." "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A.

As set forth in its No-Action Request, the Company has taken appropriate steps to comply with the Proposal by engaging an investment bank to explore various strategic alternatives as outlined in the Proposal. The Company reaffirms its belief that it has in good faith substantially implemented the Proposal.

Rule 14a-8(i)(7). The Proposal deals with a matter relating to the ordinary business operations of the Company.

The Company would also like to address Proponent's argument that the phrase "*all* strategic alternatives to maximize shareholder value such as the sale or a merger of the Company" for the want of a comma, refers only to extraordinary business transactions. The Proponent's interpretation tortures the plain meaning of the Proposal. As set forth in our No-Action Request, the Staff has rejected similar arguments.[1] The Company respectfully submits that the plain meaning of the Proposal refers to both extraordinary and ordinary business matters, and that this reading is reinforced when read with the Proponent's supporting statement which states in part that:

> the Company's Board should take active measures to maximize the value of the shareholders' investment by hiring an independent investment banking firm for the purpose of considering various strategic alternatives, *including but not limited to* analyzing whether a sale of the Company's assets or a merger or other

[1] *First Charter Corporation* (January 18, 2005) the Staff permitted the exclusion of a proposal with substantially similar language as the Proposal. The company was permitted to exclude the proposal, and the Staff rejected the argument that "strategic alternatives" referred in this context solely to extraordinary transactions.

business combination of the Company would be in its best interest. (emphasis added).

Note that here "various strategic alternatives" is modified by a clause beginning "...including but not limited to...". Thus, the Proponent's argument is undercut even by his own statement in support of the Proposal. If the Proponent wanted to address only a merger, sale or other extraordinary transaction, he could have drafted the Proposal and its supporting statement accordingly.

The Proponent uses this "nonrestrictive clause" analysis to try to distinguish several no-action letters directly on point to the ordinary business operation exception, but ignores the fact that many of the letters so distinguished did not include the inclusive "all" when referring to strategic alternatives as the Proposal does.[2]

Therefore, the Company reaffirms its belief that the Proposal deals with matters relating to both extraordinary and ordinary business matters and may be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

For the reasons stated above, and those stated in our letter to the Commission of January 19, 2006, the Company believes that the Steiner Proposal may be omitted from the proxy materials for the Company's 2006 Meeting scheduled to be held on May 16, 2006.

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials and would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to contact William T. Harvey of our office with any questions at (412) 594-5550.

Sincerely,

TUCKER ARENSBERG, P.C.

William T. Harvey

c: Louis A. Steiner
Richard D. Rose, Esquire

WTH:cr
BUS_EST:222419-1 021342-126684

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[2] *See, e.g., First Charter Corporation* (January 18, 2005) (proposal to retain an investment banking firm to advise about strategic alternatives which would maximize shareholder value); *BKF Capital Group* (February 27, 2004) (proposal to engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company); *Medallion Financial Corp.* (May 11, 2004) (proposal that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value); *Lancer Corporation* (March 13, 2002) (proposal to retain an investment bank to develop valuation of the company's shares and to explore strategic alternatives to maximize shareholder value).

Exhibit B

"Steiner's Response"

Buchanan Ingersoll PC
ATTORNEYS

Richard D. Rose
412 562 8425
roserd@bipc.com

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

February 3, 2006

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re: Response to Commercial National Financial Corporation's (the "Company") Request for No-Action Advice Concerning Shareholder Proposal Requesting the Board to Engage an Investment Bank and Report Findings to the Shareholders (the "Proposal") submitted by Louis Steiner ("Steiner")

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Steiner, and in response to the Company's request that the staff of the Division of Corporation Finance (the "Staff") concur that it may exclude the Proposal ("No-Action Request") submitted by Steiner from the Company's proxy materials for its 2006 annual meeting of the shareholders.

Pursuant to Rule 14a-8(k), six (6) paper copies of the response are included and a copy has been provided to the Company. We are also attaching to this response a copy of the Company's No-Action Request as Exhibit A and a copy of the Proposal and supporting statement as Exhibit B. This letter may be considered to be an opinion of counsel as it relates to Pennsylvania law.

The Proposal reads as follows:

> RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking firm to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long-term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting.

In the Company's No-Action Request, it offers three (3) arguments supporting its view that it may omit the Proposal from the Proxy Materials. As demonstrated below, however, the first two (2) of the Company's arguments, which relate to Rule 14a-8(i)(7) and (10), respectively,

misinterpret the Staff's previously stated positions, and because we are willing to amend the Proposal to include the appropriate precatory language, the Company's final argument, which concerns Rule 14a-8(i)(1), is readily dispelled. Therefore, we respectfully request the Staff (A) to confirm that it is unable to concur with the Company's views of subparts (7) and (10) of Rule 14a-8(i), and (B) to afford Steiner the opportunity to amend the Proposal to comply with Rule 14a-8(i)(1).

ANALYSIS

I. The Company Is Not Entitled to Omit the Proposal Under Rule 14a-8(i)(10) Because It Has Not Yet Substantially Implemented the Proposal

While we acknowledge that the Staff has on numerous occasions taken the position that shareholder proposals to engage an investment bank are rendered moot by the hiring of an investment banking firm, proposals in the No-Action letters cited by the Company can be distinguished from the present case because Steiner's Proposal recommends that the Company not only engage an investment bank, but also present those findings to the shareholders. None of the No-Action letters cited by the Company included a sub-component requesting that the investment banking firm's findings be reported to the shareholders.[1] This reporting component of the Proposal is essential to Steiner because he believes that the Board has recently failed to accurately communicate with and duly inform the shareholders. Thus, because of the factual distinctions, the Company improperly links this case with those No-Action letters used to support its position in its No-Action Request.

In interpreting Rule 14a-8(i)(10), which allows management to omit a shareholder proposal from its proxy materials "if the company has already substantially implemented the proposal," the Staff has agreed that all components of the proposal must be substantially implemented. In the 1997 proposing release for Rule 14a-8, the Securities Exchange Commission explained that the "substantially implemented" standard turns on whether the Company has in fact proceeded to implement the proposal:

> [T]o have been "substantially implemented," the Company must have actually taken steps to implement the proposal. It is insufficient for the Company to have merely considered the proposal, unless the proposal clearly seeks only consideration by the Company, and not necessarily implementation.

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[1] *See Financial Industries Corporation* (March 28, 2003) (addressing shareholder proposal recommending that the board appoint a strategic development committee of independent directors, which is to engage an investment banking firm to assist it and the board in evaluating various business combinations); *Supreme Industries, Inc.* (February 7, 2001) (concerning shareholder proposal urging the board to arrange for the prompt sale of the company to the highest bidder or bidders); *Hemlock Federal Financial Corporation* (March 30, 2000) (involving shareholder proposal recommending that the board engage an investment banking firm to advise the company on ways to maximize shareholder value, including a potential sale or merger of the company); *BostonFed Bancorp, Inc.* (March 17, 2000) (addressing shareholder proposal recommending that the board engage an investment banking firm to advise the company on ways to maximize shareholder value, including a potential sale or merger of the company). Each of the foregoing no-action letters has been cited by the Company as support in its No-action Request.

Securities Exchange Act Release No. 39093, n.49 (September 18, 1997) (citing Securities Exchange Act Release No. 20091 (August 16, 1983)); *See also* Securities Exchange Act Release No. 40018 (May 21, 1998) (adopting rules modifications). By logical extension, if a shareholder proposal were appropriately to comprise of multiple elements, as is the case when the various elements are essential to a single well-defined unifying concept, the "substantially implemented" standard would accordingly, touch each of the various elements. *See Borden, Inc.* (February 23, 1994) and *Newell Rubbermaid, Inc.* (February 21, 2001).

For example, in *Borden, Inc.*, the proposal requested that the Board of Directors "undertake a current independent investment banking study to determine the value of Borden and that the results of the study be reported to shareholders for whatever action seems appropriate." Before receiving the proposal, however, Borden's Board had issued a press release announcing its approval of a restructuring plan that resulted from a comprehensive study of the company performed by an independent investment banking firm over the previous several months. Borden's Board also sent letters detailing the restructuring plan to its shareholders. The Staff agreed that the proposal had been substantially implemented, noting in particular that Borden had "*retained an investment banking firm* to evaluate the various business alternatives, including the one suggested by the proponents, *and reported to shareholders* the basic course of action to be taken as the result of this evaluation." *Borden, Inc.* (February 23, 1994) (emphasis added).

Similarly analyzing a proposal in *Newell Rubbermaid, Inc.*, the Staff mandated the inclusion of a proposal requesting that Newell's Board prepare a report detailing the company's "glass ceiling" progress and make the report available to shareholders four months after the company's annual shareholder meeting. In support of its position, Newell argued, first, that the Staff has recognized that if a company may omit a major portion of a shareholder's proposal under Rule 14a-8(i)(10), it may omit the entire proposal and, second, that Newell had already addressed the major issues raised by the proposal.[2] Nevertheless, the Staff concluded that the proposal should still be included because the company had neither prepared the report mentioned in the proposal nor made it available to shareholders. *Newell Rubbermaid, Inc.* (February 21, 2001).

Here, the Company argues that by purportedly retaining SunTrust Capital Markets, Inc. ("SunTrust") after having received the Proposal, the Company has substantially implemented the Proposal. To support this statement, the Company proffered a letter from SunTrust professing that the Company has engaged SunTrust for the purpose of assisting the Company's Board in its consideration of various strategic alternatives, including but not limited to a sale of the Company, potential acquisitions, and other methods of enhancing shareholder value and the prospects of the corporation. Of course, the veracity of the Company's purported engagement of SunTrust is questionable because the SunTrust letter bears neither company letterhead nor an authorized individual's signature. Also, the fact that the Company failed to issue a single press release or, to our knowledge, pass a Board resolution referring to the engagement adds to the

---

[2] Particularly, Newell contended that it had previously taken specific and direct action in response to the 1991 Glass Ceiling Commission Report cited in the proposal, and it had implemented a range of affirmative action plans covering each of its locations.

uncertainty surrounding SunTrust's engagement. Nonetheless, even if the Company has engaged SunTrust, the fact remains that the engagement of SunTrust alone does not constitute substantial implementation of the Proposal. Like the proposals in *Borden* and *Newell*, a core piece of the Proposal rests in the recommendation that the Company's Board report its findings to the shareholders. Whereas in *Borden* the company's Board had already distributed the requisite report to shareholders, the Company has failed, just as the company in *Newell* did, to offer shareholders any such report.

Finally, we also recognize that the Staff has on previous occasions concluded that if a company may omit a major part of a proposal under Rule 14a-8(i)(10), that such company may then omit the entire proposal from its proxy materials. *American Brands, Inc.* (February 3, 1993). As demonstrated by the *Newell* No-Action letter discussed above, however, under these circumstances, the Staff has concluded that the engagement of an investment banking firm is simply a threshold matter, not the "major part." In other words, the engagement aspect is an action that the Company must naturally take before substantially implementing the main theme of the Proposal: presenting to the shareholders a long-term plan for maximizing shareholder value based on the investment banking firm's findings.

Because the Company has failed to substantially implement a core part of the Proposal and the Proposal can be distinguished from the proposals cited by the Company, the Staff should not exclude Steiner's Proposal under Rule 14a-8(i)(10).

II. The Company Is Not Entitled to Omit the Proposal Under Rule 14a-8(i)(7) Because the Proposal Does Not Relate to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits management to exclude a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the company's ordinary business operations," but as the Company concedes on page 5 of its No-Action Request, "the Staff has denied the exclusion under Rule 14a-8(i)(7) of certain proposals that relate to both ordinary and extraordinary proposals where it is clear that the proposal, when read together with the supporting statement, focused on extraordinary business transactions." *See, e.g., Temple-Inland Inc.* (February 24, 1998) (requiring the inclusion of a proposal recommending that the investment banking firm "explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company"). Here, the Proposal and its supporting statement clearly implicate retaining an investment banking firm for the specific purpose of finding an appropriate extraordinary transaction that the Company could pursue. Therefore, the Proposal is proper for inclusion in the proxy materials, despite the Company's efforts to obscure the Proposal's scope.

The Proposal, when read together with its supporting statement, focuses on retaining an investment banking firm for the specific purpose of finding an appropriate extraordinary transaction. When used alone, the phrase "all strategic alternatives" can relate to the subsets of both ordinary and extraordinary business transactions. When, however, modified with a restrictive clause, the phrase connotes only those transactions falling within the subset defined by the stated restriction. As written, the Proposal modifies the phrase "all strategic alternatives" with the restrictive clause "such as the sale or a merger of the Company." In this context, by

using the clause "such as", which is also not set off by commas, parenthesis, brackets, dashes, or any other such symbol, the Proposal is understood as restrictive to include only those types of transactions that are similar to the ones following the clause. Specifically, this restrictive clause is followed by only two examples, the sale of the Company and the merger of the Company, both of which are clearly extraordinary transactions. Consequently, the phrase "all strategic alternatives" as modified by the clause "such as" is limited to only those transactions that fall into the same extraordinary transaction subset of "strategic alternatives" encompassing the sale and/or merger of the Company.

Contrary to the Company's assertion that the supporting statement encompasses both ordinary operations and extraordinary transactions, the above reading of the Proposal is further affirmed by the Proposal's supporting statement. The purpose of the supporting statement is to provide reasons (*e.g.*, because of the Company's financial downturn) why Steiner believes that an investment banking firm is needed to explore an extraordinary transaction such as a sale or merger, not to "advocate one or more extraordinary corporate transactions" as the Company states in its No-Action Request. The decision as to which extraordinary corporate transaction the Company should pursue should be the Board's with the help of the investment banking firm.

Not only does the Company misinterpret the purpose of the supporting statement, the No-Action letters to which the Company refers to in support of its argument that the Proposal is drafted in a manner that emphasizes the general exploration of strategic alternatives, both ordinary and extraordinary, are not instructive in this case. At issue in all but one of these No-Action letters are shareholder proposals that, unlike the instant Proposal, modify the term *alternatives* with either a nonrestrictive clause or a restrictive clause that fails to exclude ordinary business transactions. *See First Charter Corp.* (January 18, 2005) (concerning a proposal requesting that the investment banking firm advise the company about "strategic alternatives which would maximize shareholder value"); *Medallion Financial Corp.* (May 11, 2004), (concerning a proposal requesting "that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the company."); *BKF Capital Group* (February 27, 2004) (addressing a proposal requesting that the investment banking firm evaluate "alternatives to maximize shareholder value including a sale of the company"); *Lancer Corp.* (March 13, 2002) (involving a proposal recommending that the investment banking firm explore "strategic alternatives to maximize shareholder value."); *NACCO Industries* (March 29, 2000) (concerning a proposal requesting that the investment banking firm explore "all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company"); *Sears, Roebuck and Co.* (February 7, 2000) (addressing a proposal requesting that the investment banking firm arrange for the "sale of all or parts of the company").

In short, the Proposal is proper for inclusion in the proxy materials, despite the Company's efforts to obscure the scope of the Proposal, and thus the Staff should find that it is unable to concur with the Company's view of Rule 14a-8(i)(7).

III. The Proposal May be Amended to Be Precatory Instead of Mandatory

Finally, we recognize that the language of the Proposal was inadvertently written to be mandatory. However, on several prior occasions, the Staff has given proponents the opportunity to cure to avoid omission. *See, e.g.*, *North Fork Bancorporation* (March 12, 1991) and *Keystone Financial, Inc.* (March 15, 1999). As stated earlier, with the Staff's permission, we would appreciate the opportunity to amend the Proposal to read as a recommendation. Specifically, we request that the words "it is recommended that" be inserted after the word, "RESOLVED, that" and before the words, "the Company's Board of Directors" in the first line of the Proposal. To that end, we are by copy of this letter to the Company, asking that the Proposal be so amended.

CONCLUSION

Because the Company has misconstrued Steiner's Proposal, it has not satisfied its burden of proving that the Proposal can be excluded under Rules 14a-8(i)(10) and (7). Further, because we are willing to modify the language of the Proposal to comply with the precatory language requirement, we hereby request that the Staff to concur in our opinion that the Proposal should be included in the Company's 2006 Proxy Statement. To the extent the Staff feels that there are any other technical defects in the Proposal, we request the opportunity to discuss them with you and timely correct them. Please contact me at (412) 562-8425 if you have any questions or if you need any additional information.

Very truly yours,

Richard D. Rose

RDR/aem
Enclosures
cc: Louis Steiner
Commercial National Financial Corporation
Peena K. Patel, Esquire
William T. Harvey, Esquire

Exhibit C

"Company's No-Action Request"

TUCKER | ARENSBERG
Attorneys

William T. Harvey 412.594.5550
wharvey@tuckerlaw.com

January 19, 2006

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Commercial National Financial Corporation -- Omission of Shareholder Proposal of Louis A. Steiner from Proxy Materials*

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Commercial National Financial Corporation, a Pennsylvania corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company by Louis A. Steiner (the "Proponent") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2006 annual meeting of shareholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials on the bases set forth below. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation-Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

I. Rule 14a-8(i)(10), because the Proposal has been substantially implemented;

II. Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations; and

III. Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders.

To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

THE PROPOSAL

A copy of the Proposal, together with the Proponent's supporting statement, is attached hereto as Exhibit A. The Proposal reads as follows:

> RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking film to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

I. Rule 14a-8(i)(10). The company has already substantially implemented the proposal.

Rule 14a-8(i)(10) permits a company to exclude a proposal and supporting statement from its proxy materials if the company has already substantially implemented the proposal.

On numerous occasions the Staff has taken the position that shareholder proposals to engage an investment bank are rendered moot by the hiring of an investment bank. *See, Financial Industries Corporation* (March 28, 2003); *Supreme Industries, Inc.* (February 7,

2001); *Hemlock Federal Financial Corporation* (March 30, 2000); and *BostonFed Bancorp, Inc.* (March 17, 2000).

After receiving the Proposal, the Company retained the investment bank SunTrust Capital Markets, Inc. ("SunTrust"), through its SunTrust Robinson Humphrey Capital Markets Division on an exclusive basis for the purpose of assisting the Company in examining various strategic alternatives, including the ones suggested by the Proponent and to report to the Board to the Board of Directors regarding those alternatives. A copy of SunTrust's letter confirming the engagement is attached hereto as Exhibit B.

The Company believes that by retaining SunTrust it has substantially implemented the Proposal and as such the Proposal is moot.

II. Rule 14a-8(i)(7). The Proposal deals with a matter relating to the ordinary business operations of the Company.

Rule 14a-8(i)(7) allows a company to exclude a shareholder proposal that deals with a matter relating to a company's ordinary business operations. The ordinary business exclusion has "a fairly straightforward mission: to 'relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of management.'" Release No. 34-39093 (September 19, 1997), citing Release No. 34-4950 (October 9, 1953). The Commission has stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

Applicable Pennsylvania law expressly provides that "unless otherwise provided by statute or in a bylaw adopted by the shareholders," all general or other powers "vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every corporation shall be managed under the direction of, a board of directors." (15 Pa. C.S.A. Section 1721).

Further, the Pennsylvania Business Corporation Law (the "BCL") gives the Board additional discretion in the area of considering strategic alternatives. It permits the members of the Board to consider "to the extent they deem appropriate [t]he effects of any

action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located." (15 Pa.C.S.A. Section 1715 (a) (1)). The short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation." (-15 Pa.C.S.A. Section 1715 (a) (2)).

The Proposal requires the Board of Directors to "immediately retain an investment banking firm to explore all *strategic alternatives* to maximize shareholder value such as the sale or a merger of the Company." (emphasis added). While the Proposal refers to a sale or merger of the Company as one possible alternative, it does not limit the scope of the Proposal to a sale of the Company or any other extraordinary corporate transaction. The Board could maximize shareholder value through any number of actions short of an extraordinary corporate transaction. The Proposal and its supporting statement, however, broadly encompass both extraordinary business transactions and ordinary business operations, including long-term strategic goals of the Company. Consideration of strategic alternatives to maximize shareholder value clearly is a routine matter and is incident to the Board's managerial powers under Pennsylvania law.

The Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7) when the shareholder proposal relates to both ordinary and extraordinary courses of action. Notably, in *First Charter Corporation* (January 18, 2005) the Staff permitted the exclusion of a proposal with substantially similar language as the Proposal. The proposal in question requested that the company retain an investment banking firm to advise about strategic alternatives which would maximize shareholder value. First Charter was permitted to exclude the proposal, and the Staff rejected the argument that "strategic alternatives" referred solely to extraordinary transactions. *See, also, BKF Capital Group* (February 27, 2004) (proposal to engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company related to both extraordinary transactions and non-extraordinary transactions and thus excludable); *Medallion Financial Corp.* (May 11, 2004) (proposal that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the company properly excluded); *Lancer Corporation* (March 13, 2002) (finding that a proposal to retain an investment bank to develop valuation of the company's shares and to explore strategic alternatives to maximize shareholder value appeared to relate to non-extraordinary

transactions and was excludable); *Sears, Roebuck and Co.* (February 7, 2000) (excluding a proposal requesting the company to hire an investment banker to arrange for the sale of all or parts of the company, because it appeared to relate in part to non-extraordinary transactions), *NACCO Industries* (March 29, 2000) (stating that proposal to retain an investment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or other transaction for any or all assets of the company, appeared to relate in part to non-extraordinary transactions and was excludable).

In some limited circumstances the Staff has denied the exclusion under Rule 14a-8(i)(7) of certain proposals that relate to both ordinary and extraordinary proposals where it is clear that the proposal, when read together with the supporting statement, focused on extraordinary business transactions. *See, e.g., Temple-Inland, Inc.* (February 24, 1998) (finding that the proposal and its supporting statement focused on possible extraordinary business transactions). The Proposal in this instance, and its supporting statement, does not focus on such extraordinary transactions, but by their terms focuses on a general discussion of management's performance, the Company's financial performance, and its long-term goals. The supporting statement that the Proposal contains only one sentence in the four paragraphs of the supporting statement that even mentions a sale or merger. Such matters clearly relate primarily to ordinary business operations.

Because the Proposal does not specifically and exclusively advocate one or more extraordinary corporate transactions, and is in fact drafted in a manner that emphasizes the general exploration of strategic alternatives, it relates primarily to ordinary business matters and may be properly excluded under Rule 14a-8(i)(7).

III. Rule 14a-8(i)(1). The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

The Proposal seeks to require the Company to "immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value." The language of the Proposal is not a request or recommendation to the Board, but is mandatory. As such, the Proposal is not a proper subject for action by shareholders under Pennsylvania law, as its mandate interferes with the authority and discretion granted to the Board under the BCL.

The BCL provides that "unless otherwise provided by statute or in a bylaw adopted by the shareholders," all general or other powers "vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every corporation shall be managed under the direction of, a board of directors." 15 Pa.C.S.A. Section 1721.

Because the Proposal seeks to require the Board to take action which is committed by the BCL to the discretion of the Board, the Proposal is not a proper subject for shareholder action under Pennsylvania law and therefore may properly be excluded under Rule 14a-8(i)(1). *See, e.g., Keystone Financial, Inc.* (March 15, 1999) (finding that a proposal worded in such a way as to bind the board in violation of corporate law may be properly omitted).

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be properly excluded as being substantially implemented under Rule 14a-8(i)(10), or it may be excluded as relating to ordinary business matters under Rule 14a-8(i)(7), or, as currently written, it may be properly omitted under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under Pennsylvania law.

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials and would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to contact William T. Harvey of our office with any questions at (412) 594-5550.

Sincerely,

TUCKER ARENSBERG, P.C.

William T. Harvey

c: Louis A. Steiner
Richard D. Rose, Esquire

WTH:cr
BE:221152-2 021342-126684

EXHIBIT A

Louis A. Steiner, 430 Youngstown Ridge Road, Ligonier, PA 15658, who is the beneficial owner of **264,067** shares of common stock of the Company as reported on Form 13D/A filed July 19, 2005, submits the following proposal to be presented and voted upon at the Annual Meeting.

Proposal

"RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking film to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting."

Supporting Statement

I believe that the Company's current management and board have not provided the Company with disciplined business management and focus that it needs. There is little evidence of significant achievement by the Company and as a result the shareholders are suffering a decrease in the value of their shares.

During the seven business quarters completed since January 1, 2004, the Company has reported uneven and generally declining financial performance results involving assets, market capitalization, operating income, total earnings and reduced dividends. Specifically, the Company's stock price has decreased from $26.21 at January 1, 2004 to $19.00 at November 30, 2005.

Even lower operating costs raise concerns over the potentially damaging and continuing impact of savings realized through short-sighted dismissal of experienced employees, delayed or forgone technological improvements, and ill-considered abandonment of diverse operating revenue sources. Also, during the same period under review some of the income reported was achieved only through the adoption of revenue enhancements that by their nature and size must be considered "unusual" at best or "questionable" at worst. In certain circumstances, the earnings have been inflated through infrequent events including sales of securities and reversing loan reserves. These methods have resulted in a failure to provide shareholders with a true and accurate picture of the Company's operating earnings.

As a result of the recent financial downturn of the Company, I believe that the Company's Board should take active measures to maximize the value of the shareholders' investment by hiring an independent investment banking firm for the purpose of considering various strategic alternatives, including but not limited to analyzing whether a sale of the Company's assets or a merger or other business combination of the Company would be in its best interest. Furthermore, as shareholders, we are entitled to know and understand the long term goals that the Board has set for the Company to improve its financial condition. Hence, I believe that presenting the long-term strategic plan to all shareholders would be most beneficial to the Company's shareholders.

A vote FOR this proposal would best serve the interest of the Company's shareholders.

EXHIBIT B

Gregg E. Hunter
Chief Executive Officer
Commercial National Financial Corporation
900 Ligonier Street
Latrobe, PA 15650

Re: Engagement

Dear Gregg:

This letter confirms that Commercial National Financial Corporation (the "Company") and SunTrust Robinson Humphrey executed an engagement letter dated January 11, 2006, whereby SunTrust Robinson Humphrey was engaged for the purpose of assisting the Board of Directors of the Company in its consideration of various strategic alternatives, including but not limited to (a) determining whether a sale of the Company is advisable, (b) evaluating potential acquisitions and their advisability, and (c) evaluating other methods of enhancing shareholder value and the prospects of the corporation.

The terms of the engagement are set forth in the January 11, 2006 letter. This letter is not intended to modify those terms.

SUNTRUST ROBINSON HUMPHREY
SUNTRUST CAPITAL MARKETS, INC.

By: SunTrust Robinson Humphrey

TUCKER | ARENSBERG
Attorneys

William T. Harvey 412.594.5550
wharvey@tuckerlaw.com

January 19, 2006

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Commercial National Financial Corporation -- Omission of Shareholder Proposal of Louis A. Steiner from Proxy Materials*

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Commercial National Financial Corporation, a Pennsylvania corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company by Louis A. Steiner (the "Proponent") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2006 annual meeting of shareholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials on the bases set forth below. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation-Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

I. Rule 14a-8(i)(10), because the Proposal has been substantially implemented;

II. Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations; and

III. Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders.

To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

THE PROPOSAL

A copy of the Proposal, together with the Proponent's supporting statement, is attached hereto as Exhibit A. The Proposal reads as follows:

> RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking film to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

I. Rule 14a-8(i)(10). The company has already substantially implemented the proposal.

Rule 14a-8(i)(10) permits a company to exclude a proposal and supporting statement from its proxy materials if the company has already substantially implemented the proposal.

On numerous occasions the Staff has taken the position that shareholder proposals to engage an investment bank are rendered moot by the hiring of an investment bank. *See, Financial Industries Corporation* (March 28, 2003); *Supreme Industries, Inc.* (February 7,

2001); *Hemlock Federal Financial Corporation* (March 30, 2000); and *BostonFed Bancorp, Inc.* (March 17, 2000).

After receiving the Proposal, the Company retained the investment bank SunTrust Capital Markets, Inc. ("SunTrust"), through its SunTrust Robinson Humphrey Capital Markets Division on an exclusive basis for the purpose of assisting the Company in examining various strategic alternatives, including the ones suggested by the Proponent and to report to the Board to the Board of Directors regarding those alternatives. A copy of SunTrust's letter confirming the engagement is attached hereto as Exhibit B.

The Company believes that by retaining SunTrust it has substantially implemented the Proposal and as such the Proposal is moot.

II. Rule 14a-8(i)(7). The Proposal deals with a matter relating to the ordinary business operations of the Company.

Rule 14a-8(i)(7) allows a company to exclude a shareholder proposal that deals with a matter relating to a company's ordinary business operations. The ordinary business exclusion has "a fairly straightforward mission: to 'relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of management.'" Release No. 34-39093 (September 19, 1997), citing Release No. 34-4950 (October 9, 1953). The Commission has stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

Applicable Pennsylvania law expressly provides that "unless otherwise provided by statute or in a bylaw adopted by the shareholders," all general or other powers "vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every corporation shall be managed under the direction of, a board of directors." (15 Pa. C.S.A. Section 1721).

Further, the Pennsylvania Business Corporation Law (the "BCL") gives the Board additional discretion in the area of considering strategic alternatives. It permits the members of the Board to consider "to the extent they deem appropriate [t]he effects of any

action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located." (15 Pa.C.S.A. Section 1715 (a) (1)). The short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation." (-15 Pa.C.S.A. Section 1715 (a) (2)).

The Proposal requires the Board of Directors to "immediately retain an investment banking firm to explore all *strategic alternatives* to maximize shareholder value such as the sale or a merger of the Company." (emphasis added). While the Proposal refers to a sale or merger of the Company as one possible alternative, it does not limit the scope of the Proposal to a sale of the Company or any other extraordinary corporate transaction. The Board could maximize shareholder value through any number of actions short of an extraordinary corporate transaction. The Proposal and its supporting statement, however, broadly encompass both extraordinary business transactions and ordinary business operations, including long-term strategic goals of the Company. Consideration of strategic alternatives to maximize shareholder value clearly is a routine matter and is incident to the Board's managerial powers under Pennsylvania law.

The Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7) when the shareholder proposal relates to both ordinary and extraordinary courses of action. Notably, in *First Charter Corporation* (January 18, 2005) the Staff permitted the exclusion of a proposal with substantially similar language as the Proposal. The proposal in question requested that the company retain an investment banking firm to advise about strategic alternatives which would maximize shareholder value. First Charter was permitted to exclude the proposal, and the Staff rejected the argument that "strategic alternatives" referred solely to extraordinary transactions. *See, also, BKF Capital Group* (February 27, 2004) (proposal to engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company related to both extraordinary transactions and non-extraordinary transactions and thus excludable); *Medallion Financial Corp.* (May 11, 2004) (proposal that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the company properly excluded); *Lancer Corporation* (March 13, 2002) (finding that a proposal to retain an investment bank to develop valuation of the company's shares and to explore strategic alternatives to maximize shareholder value appeared to relate to non-extraordinary

transactions and was excludable); *Sears, Roebuck and Co.* (February 7, 2000) (excluding a proposal requesting the company to hire an investment banker to arrange for the sale of all or parts of the company, because it appeared to relate in part to non-extraordinary transactions), *NACCO Industries* (March 29, 2000) (stating that proposal to retain an investment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or other transaction for any or all assets of the company, appeared to relate in part to non-extraordinary transactions and was excludable).

In some limited circumstances the Staff has denied the exclusion under Rule 14a-8(i)(7) of certain proposals that relate to both ordinary and extraordinary proposals where it is clear that the proposal, when read together with the supporting statement, focused on extraordinary business transactions. *See, e.g., Temple-Inland, Inc.* (February 24, 1998) (finding that the proposal and its supporting statement focused on possible extraordinary business transactions). The Proposal in this instance, and its supporting statement, does not focus on such extraordinary transactions, but by their terms focuses on a general discussion of management's performance, the Company's financial performance, and its long-term goals. The supporting statement that the Proposal contains only one sentence in the four paragraphs of the supporting statement that even mentions a sale or merger. Such matters clearly relate primarily to ordinary business operations.

Because the Proposal does not specifically and exclusively advocate one or more extraordinary corporate transactions, and is in fact drafted in a manner that emphasizes the general exploration of strategic alternatives, it relates primarily to ordinary business matters and may be properly excluded under Rule 14a-8(i)(7).

III. Rule 14a-8(i)(1). The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

The Proposal seeks to require the Company to "immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value." The language of the Proposal is not a request or recommendation to the Board, but is mandatory. As such, the Proposal is not a proper subject for action by shareholders under Pennsylvania law, as its mandate interferes with the authority and discretion granted to the Board under the BCL.

The BCL provides that "unless otherwise provided by statute or in a bylaw adopted by the shareholders," all general or other powers "vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every corporation shall be managed under the direction of, a board of directors." 15 Pa.C.S.A. Section 1721.

Because the Proposal seeks to require the Board to take action which is committed by the BCL to the discretion of the Board, the Proposal is not a proper subject for shareholder action under Pennsylvania law and therefore may properly be excluded under Rule 14a-8(i)(1). *See, e.g., Keystone Financial, Inc.* (March 15, 1999) (finding that a proposal worded in such a way as to bind the board in violation of corporate law may be properly omitted).

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be properly excluded as being substantially implemented under Rule 14a-8(i)(10), or it may be excluded as relating to ordinary business matters under Rule 14a-8(i)(7), or, as currently written, it may be properly omitted under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under Pennsylvania law.

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials and would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to contact William T. Harvey of our office with any questions at (412) 594-5550.

Sincerely,

TUCKER ARENSBERG, P.C.

William T. Harvey

c: Louis A. Steiner
Richard D. Rose, Esquire

WTH:cr
BE:221152-2 021342-126684

EXHIBIT A

Louis A. Steiner, 430 Youngstown Ridge Road, Ligonier, PA 15658, who is the beneficial owner of **264,067** shares of common stock of the Company as reported on Form 13D/A filed July 19, 2005, submits the following proposal to be presented and voted upon at the Annual Meeting.

Proposal

"RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking film to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting."

Supporting Statement

I believe that the Company's current management and board have not provided the Company with disciplined business management and focus that it needs. There is little evidence of significant achievement by the Company and as a result the shareholders are suffering a decrease in the value of their shares.

During the seven business quarters completed since January 1, 2004, the Company has reported uneven and generally declining financial performance results involving assets, market capitalization, operating income, total earnings and reduced dividends. Specifically, the Company's stock price has decreased from $26.21 at January 1, 2004 to $19.00 at November 30, 2005.

Even lower operating costs raise concerns over the potentially damaging and continuing impact of savings realized through short-sighted dismissal of experienced employees, delayed or forgone technological improvements, and ill-considered abandonment of diverse operating revenue sources. Also, during the same period under review some of the income reported was achieved only through the adoption of revenue enhancements that by their nature and size must be considered "unusual" at best or "questionable" at worst. In certain circumstances, the earnings have been inflated through infrequent events including sales of securities and reversing loan reserves. These methods have resulted in a failure to provide shareholders with a true and accurate picture of the Company's operating earnings.

As a result of the recent financial downturn of the Company, I believe that the Company's Board should take active measures to maximize the value of the shareholders' investment by hiring an independent investment banking firm for the purpose of considering various strategic alternatives, including but not limited to analyzing whether a sale of the Company's assets or a merger or other business combination of the Company would be in its best interest. Furthermore, as shareholders, we are entitled to know and understand the long term goals that the Board has set for the Company to improve its financial condition. Hence, I believe that presenting the long-term strategic plan to all shareholders would be most beneficial to the Company's shareholders.

A vote FOR this proposal would best serve the interest of the Company's shareholders.

EXHIBIT B

Gregg E. Hunter
Chief Executive Officer
Commercial National Financial Corporation
900 Ligonier Street
Latrobe, PA 15650

Re: Engagement

Dear Gregg:

This letter confirms that Commercial National Financial Corporation (the "Company") and SunTrust Robinson Humphrey executed an engagement letter dated January 11, 2006, whereby SunTrust Robinson Humphrey was engaged for the purpose of assisting the Board of Directors of the Company in its consideration of various strategic alternatives, including but not limited to (a) determining whether a sale of the Company is advisable, (b) evaluating potential acquisitions and their advisability, and (c) evaluating other methods of enhancing shareholder value and the prospects of the corporation.

The terms of the engagement are set forth in the January 11, 2006 letter. This letter is not intended to modify those terms.

SUNTRUST ROBINSON HUMPHREY
SUNTRUST CAPITAL MARKETS, INC.

By: SunTrust Robinson Humphrey

Buchanan Ingersoll PC
ATTORNEYS

Richard D. Rose
412 562 8425
roserd@bipc.com

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

February 3, 2006

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re: Response to Commercial National Financial Corporation's (the "Company") Request for No-Action Advice Concerning Shareholder Proposal Requesting the Board to Engage an Investment Bank and Report Findings to the Shareholders (the "Proposal") submitted by Louis Steiner ("Steiner")

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Steiner, and in response to the Company's request that the staff of the Division of Corporation Finance (the "Staff") concur that it may exclude the Proposal ("No-Action Request") submitted by Steiner from the Company's proxy materials for its 2006 annual meeting of the shareholders.

Pursuant to Rule 14a-8(k), six (6) paper copies of the response are included and a copy has been provided to the Company. We are also attaching to this response a copy of the Company's No-Action Request as Exhibit A and a copy of the Proposal and supporting statement as Exhibit B. This letter may be considered to be an opinion of counsel as it relates to Pennsylvania law.

The Proposal reads as follows:

> RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking firm to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long-term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting.

In the Company's No-Action Request, it offers three (3) arguments supporting its view that it may omit the Proposal from the Proxy Materials. As demonstrated below, however, the first two (2) of the Company's arguments, which relate to Rule 14a-8(i)(7) and (10), respectively,

misinterpret the Staff's previously stated positions, and because we are willing to amend the Proposal to include the appropriate precatory language, the Company's final argument, which concerns Rule 14a-8(i)(1), is readily dispelled. Therefore, we respectfully request the Staff (A) to confirm that it is unable to concur with the Company's views of subparts (7) and (10) of Rule 14a-8(i), and (B) to afford Steiner the opportunity to amend the Proposal to comply with Rule 14a-8(i)(1).

ANALYSIS

I. The Company Is Not Entitled to Omit the Proposal Under Rule 14a-8(i)(10) Because It Has Not Yet Substantially Implemented the Proposal

While we acknowledge that the Staff has on numerous occasions taken the position that shareholder proposals to engage an investment bank are rendered moot by the hiring of an investment banking firm, proposals in the No-Action letters cited by the Company can be distinguished from the present case because Steiner's Proposal recommends that the Company not only engage an investment bank, but also present those findings to the shareholders. None of the No-Action letters cited by the Company included a sub-component requesting that the investment banking firm's findings be reported to the shareholders.[1] This reporting component of the Proposal is essential to Steiner because he believes that the Board has recently failed to accurately communicate with and duly inform the shareholders. Thus, because of the factual distinctions, the Company improperly links this case with those No-Action letters used to support its position in its No-Action Request.

In interpreting Rule 14a-8(i)(10), which allows management to omit a shareholder proposal from its proxy materials "if the company has already substantially implemented the proposal," the Staff has agreed that all components of the proposal must be substantially implemented. In the 1997 proposing release for Rule 14a-8, the Securities Exchange Commission explained that the "substantially implemented" standard turns on whether the Company has in fact proceeded to implement the proposal:

> [T]o have been "substantially implemented," the Company must have actually taken steps to implement the proposal. It is insufficient for the Company to have merely considered the proposal, unless the proposal clearly seeks only consideration by the Company, and not necessarily implementation.

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[1] *See Financial Industries Corporation* (March 28, 2003) (addressing shareholder proposal recommending that the board appoint a strategic development committee of independent directors, which is to engage an investment banking firm to assist it and the board in evaluating various business combinations); *Supreme Industries, Inc.* (February 7, 2001) (concerning shareholder proposal urging the board to arrange for the prompt sale of the company to the highest bidder or bidders); *Hemlock Federal Financial Corporation* (March 30, 2000) (involving shareholder proposal recommending that the board engage an investment banking firm to advise the company on ways to maximize shareholder value, including a potential sale or merger of the company); *BostonFed Bancorp, Inc.* (March 17, 2000) (addressing shareholder proposal recommending that the board engage an investment banking firm to advise the company on ways to maximize shareholder value, including a potential sale or merger of the company). Each of the foregoing no-action letters has been cited by the Company as support in its No-action Request.

Securities Exchange Act Release No. 39093, n.49 (September 18, 1997) (citing Securities Exchange Act Release No. 20091 (August 16, 1983)); *See also* Securities Exchange Act Release No. 40018 (May 21, 1998) (adopting rules modifications). By logical extension, if a shareholder proposal were appropriately to comprise of multiple elements, as is the case when the various elements are essential to a single well-defined unifying concept, the "substantially implemented" standard would accordingly, touch each of the various elements. *See Borden, Inc.* (February 23, 1994) and *Newell Rubbermaid, Inc.* (February 21, 2001).

For example, in *Borden, Inc.*, the proposal requested that the Board of Directors "undertake a current independent investment banking study to determine the value of Borden and that the results of the study be reported to shareholders for whatever action seems appropriate." Before receiving the proposal, however, Borden's Board had issued a press release announcing its approval of a restructuring plan that resulted from a comprehensive study of the company performed by an independent investment banking firm over the previous several months. Borden's Board also sent letters detailing the restructuring plan to its shareholders. The Staff agreed that the proposal had been substantially implemented, noting in particular that Borden had "*retained an investment banking firm* to evaluate the various business alternatives, including the one suggested by the proponents, *and reported to shareholders* the basic course of action to be taken as the result of this evaluation." *Borden, Inc.* (February 23, 1994) (emphasis added).

Similarly analyzing a proposal in *Newell Rubbermaid, Inc.*, the Staff mandated the inclusion of a proposal requesting that Newell's Board prepare a report detailing the company's "glass ceiling" progress and make the report available to shareholders four months after the company's annual shareholder meeting. In support of its position, Newell argued, first, that the Staff has recognized that if a company may omit a major portion of a shareholder's proposal under Rule 14a-8(i)(10), it may omit the entire proposal and, second, that Newell had already addressed the major issues raised by the proposal.[2] Nevertheless, the Staff concluded that the proposal should still be included because the company had neither prepared the report mentioned in the proposal nor made it available to shareholders. *Newell Rubbermaid, Inc.* (February 21, 2001).

Here, the Company argues that by purportedly retaining SunTrust Capital Markets, Inc. ("SunTrust") after having received the Proposal, the Company has substantially implemented the Proposal. To support this statement, the Company proffered a letter from SunTrust professing that the Company has engaged SunTrust for the purpose of assisting the Company's Board in its consideration of various strategic alternatives, including but not limited to a sale of the Company, potential acquisitions, and other methods of enhancing shareholder value and the prospects of the corporation. Of course, the veracity of the Company's purported engagement of SunTrust is questionable because the SunTrust letter bears neither company letterhead nor an authorized individual's signature. Also, the fact that the Company failed to issue a single press release or, to our knowledge, pass a Board resolution referring to the engagement adds to the

---

[2] Particularly, Newell contended that it had previously taken specific and direct action in response to the 1991 Glass Ceiling Commission Report cited in the proposal, and it had implemented a range of affirmative action plans covering each of its locations.

uncertainty surrounding SunTrust's engagement. Nonetheless, even if the Company has engaged SunTrust, the fact remains that the engagement of SunTrust alone does not constitute substantial implementation of the Proposal. Like the proposals in *Borden* and *Newell*, a core piece of the Proposal rests in the recommendation that the Company's Board report its findings to the shareholders. Whereas in *Borden* the company's Board had already distributed the requisite report to shareholders, the Company has failed, just as the company in *Newell* did, to offer shareholders any such report.

Finally, we also recognize that the Staff has on previous occasions concluded that if a company may omit a major part of a proposal under Rule 14a-8(i)(10), that such company may then omit the entire proposal from its proxy materials. *American Brands, Inc.* (February 3, 1993). As demonstrated by the *Newell* No-Action letter discussed above, however, under these circumstances, the Staff has concluded that the engagement of an investment banking firm is simply a threshold matter, not the "major part." In other words, the engagement aspect is an action that the Company must naturally take before substantially implementing the main theme of the Proposal: presenting to the shareholders a long-term plan for maximizing shareholder value based on the investment banking firm's findings.

Because the Company has failed to substantially implement a core part of the Proposal and the Proposal can be distinguished from the proposals cited by the Company, the Staff should not exclude Steiner's Proposal under Rule 14a-8(i)(10).

II. The Company Is Not Entitled to Omit the Proposal Under Rule 14a-8(i)(7) Because the Proposal Does Not Relate to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits management to exclude a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the company's ordinary business operations," but as the Company concedes on page 5 of its No-Action Request, "the Staff has denied the exclusion under Rule 14a-8(i)(7) of certain proposals that relate to both ordinary and extraordinary proposals where it is clear that the proposal, when read together with the supporting statement, focused on extraordinary business transactions." *See, e.g., Temple-Inland Inc.* (February 24, 1998) (requiring the inclusion of a proposal recommending that the investment banking firm "explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company"). Here, the Proposal and its supporting statement clearly implicate retaining an investment banking firm for the specific purpose of finding an appropriate extraordinary transaction that the Company could pursue. Therefore, the Proposal is proper for inclusion in the proxy materials, despite the Company's efforts to obscure the Proposal's scope.

The Proposal, when read together with its supporting statement, focuses on retaining an investment banking firm for the specific purpose of finding an appropriate extraordinary transaction. When used alone, the phrase "all strategic alternatives" can relate to the subsets of both ordinary and extraordinary business transactions. When, however, modified with a restrictive clause, the phrase connotes only those transactions falling within the subset defined by the stated restriction. As written, the Proposal modifies the phrase "all strategic alternatives" with the restrictive clause "such as the sale or a merger of the Company." In this context, by

using the clause "such as", which is also not set off by commas, parenthesis, brackets, dashes, or any other such symbol, the Proposal is understood as restrictive to include only those types of transactions that are similar to the ones following the clause. Specifically, this restrictive clause is followed by only two examples, the sale of the Company and the merger of the Company, both of which are clearly extraordinary transactions. Consequently, the phrase "all strategic alternatives" as modified by the clause "such as" is limited to only those transactions that fall into the same extraordinary transaction subset of "strategic alternatives" encompassing the sale and/or merger of the Company.

Contrary to the Company's assertion that the supporting statement encompasses both ordinary operations and extraordinary transactions, the above reading of the Proposal is further affirmed by the Proposal's supporting statement. The purpose of the supporting statement is to provide reasons (*e.g.*, because of the Company's financial downturn) why Steiner believes that an investment banking firm is needed to explore an extraordinary transaction such as a sale or merger, not to "advocate one or more extraordinary corporate transactions" as the Company states in its No-Action Request. The decision as to which extraordinary corporate transaction the Company should pursue should be the Board's with the help of the investment banking firm.

Not only does the Company misinterpret the purpose of the supporting statement, the No-Action letters to which the Company refers to in support of its argument that the Proposal is drafted in a manner that emphasizes the general exploration of strategic alternatives, both ordinary and extraordinary, are not instructive in this case. At issue in all but one of these No-Action letters are shareholder proposals that, unlike the instant Proposal, modify the term *alternatives* with either a nonrestrictive clause or a restrictive clause that fails to exclude ordinary business transactions. *See First Charter Corp.* (January 18, 2005) (concerning a proposal requesting that the investment banking firm advise the company about "strategic alternatives which would maximize shareholder value"); *Medallion Financial Corp.* (May 11, 2004), (concerning a proposal requesting "that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the company."); *BKF Capital Group* (February 27, 2004) (addressing a proposal requesting that the investment banking firm evaluate "alternatives to maximize shareholder value including a sale of the company"); *Lancer Corp.* (March 13, 2002) (involving a proposal recommending that the investment banking firm explore "strategic alternatives to maximize shareholder value."); *NACCO Industries* (March 29, 2000) (concerning a proposal requesting that the investment banking firm explore "all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company"); *Sears, Roebuck and Co.* (February 7, 2000) (addressing a proposal requesting that the investment banking firm arrange for the "sale of all or parts of the company").

In short, the Proposal is proper for inclusion in the proxy materials, despite the Company's efforts to obscure the scope of the Proposal, and thus the Staff should find that it is unable to concur with the Company's view of Rule 14a-8(i)(7).

III. The Proposal May be Amended to Be Precatory Instead of Mandatory

Finally, we recognize that the language of the Proposal was inadvertently written to be mandatory. However, on several prior occasions, the Staff has given proponents the opportunity to cure to avoid omission. *See, e.g., North Fork Bancorporation* (March 12, 1991) and *Keystone Financial, Inc.* (March 15, 1999). As stated earlier, with the Staff's permission, we would appreciate the opportunity to amend the Proposal to read as a recommendation. Specifically, we request that the words "it is recommended that" be inserted after the word, "RESOLVED, that" and before the words, "the Company's Board of Directors" in the first line of the Proposal. To that end, we are by copy of this letter to the Company, asking that the Proposal be so amended.

CONCLUSION

Because the Company has misconstrued Steiner's Proposal, it has not satisfied its burden of proving that the Proposal can be excluded under Rules 14a-8(i)(10) and (7). Further, because we are willing to modify the language of the Proposal to comply with the precatory language requirement, we hereby request that the Staff to concur in our opinion that the Proposal should be included in the Company's 2006 Proxy Statement. To the extent the Staff feels that there are any other technical defects in the Proposal, we request the opportunity to discuss them with you and timely correct them. Please contact me at (412) 562-8425 if you have any questions or if you need any additional information.

Very truly yours,

Richard D. Rose

RDR/aem
Enclosures
cc: Louis Steiner
Commercial National Financial Corporation
Peena K. Patel, Esquire
William T. Harvey, Esquire

TUCKER | ARENSBERG
Attorneys

William T. Harvey 412.594.5550
wharvey@tuckerlaw.com

January 19, 2006

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Commercial National Financial Corporation -- Omission of Shareholder Proposal of Louis A. Steiner from Proxy Materials*

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Commercial National Financial Corporation, a Pennsylvania corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company by Louis A. Steiner (the "Proponent") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2006 annual meeting of shareholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials on the bases set forth below. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation-Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

I. Rule 14a-8(i)(10), because the Proposal has been substantially implemented;

II. Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations; and

III. Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders.

To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

THE PROPOSAL

A copy of the Proposal, together with the Proponent's supporting statement, is attached hereto as Exhibit A. The Proposal reads as follows:

> RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking film to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

I. Rule 14a-8(i)(10). The company has already substantially implemented the proposal.

Rule 14a-8(i)(10) permits a company to exclude a proposal and supporting statement from its proxy materials if the company has already substantially implemented the proposal.

On numerous occasions the Staff has taken the position that shareholder proposals to engage an investment bank are rendered moot by the hiring of an investment bank. *See, Financial Industries Corporation* (March 28, 2003); *Supreme Industries, Inc.* (February 7,

2001); *Hemlock Federal Financial Corporation* (March 30, 2000); and *BostonFed Bancorp, Inc.* (March 17, 2000).

After receiving the Proposal, the Company retained the investment bank SunTrust Capital Markets, Inc. ("SunTrust"), through its SunTrust Robinson Humphrey Capital Markets Division on an exclusive basis for the purpose of assisting the Company in examining various strategic alternatives, including the ones suggested by the Proponent and to report to the Board to the Board of Directors regarding those alternatives. A copy of SunTrust's letter confirming the engagement is attached hereto as Exhibit B.

The Company believes that by retaining SunTrust it has substantially implemented the Proposal and as such the Proposal is moot.

II. Rule 14a-8(i)(7). The Proposal deals with a matter relating to the ordinary business operations of the Company.

Rule 14a-8(i)(7) allows a company to exclude a shareholder proposal that deals with a matter relating to a company's ordinary business operations. The ordinary business exclusion has "a fairly straightforward mission: to 'relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of management.'" Release No. 34-39093 (September 19, 1997), citing Release No. 34-4950 (October 9, 1953). The Commission has stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

Applicable Pennsylvania law expressly provides that "unless otherwise provided by statute or in a bylaw adopted by the shareholders," all general or other powers "vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every corporation shall be managed under the direction of, a board of directors." (15 Pa. C.S.A. Section 1721).

Further, the Pennsylvania Business Corporation Law (the "BCL") gives the Board additional discretion in the area of considering strategic alternatives. It permits the members of the Board to consider "to the extent they deem appropriate [t]he effects of any

action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located." (15 Pa.C.S.A. Section 1715 (a) (1)). The short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation." (-15 Pa.C.S.A. Section 1715 (a) (2)).

The Proposal requires the Board of Directors to "immediately retain an investment banking firm to explore all *strategic alternatives* to maximize shareholder value such as the sale or a merger of the Company." (emphasis added). While the Proposal refers to a sale or merger of the Company as one possible alternative, it does not limit the scope of the Proposal to a sale of the Company or any other extraordinary corporate transaction. The Board could maximize shareholder value through any number of actions short of an extraordinary corporate transaction. The Proposal and its supporting statement, however, broadly encompass both extraordinary business transactions and ordinary business operations, including long-term strategic goals of the Company. Consideration of strategic alternatives to maximize shareholder value clearly is a routine matter and is incident to the Board's managerial powers under Pennsylvania law.

The Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7) when the shareholder proposal relates to both ordinary and extraordinary courses of action. Notably, in *First Charter Corporation* (January 18, 2005) the Staff permitted the exclusion of a proposal with substantially similar language as the Proposal. The proposal in question requested that the company retain an investment banking firm to advise about strategic alternatives which would maximize shareholder value. First Charter was permitted to exclude the proposal, and the Staff rejected the argument that "strategic alternatives" referred solely to extraordinary transactions. *See, also, BKF Capital Group* (February 27, 2004) (proposal to engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company related to both extraordinary transactions and non-extraordinary transactions and thus excludable); *Medallion Financial Corp.* (May 11, 2004) (proposal that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the company properly excluded); *Lancer Corporation* (March 13, 2002) (finding that a proposal to retain an investment bank to develop valuation of the company's shares and to explore strategic alternatives to maximize shareholder value appeared to relate to non-extraordinary

transactions and was excludable); *Sears, Roebuck and Co.* (February 7, 2000) (excluding a proposal requesting the company to hire an investment banker to arrange for the sale of all or parts of the company, because it appeared to relate in part to non-extraordinary transactions), *NACCO Industries* (March 29, 2000) (stating that proposal to retain an investment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or other transaction for any or all assets of the company, appeared to relate in part to non-extraordinary transactions and was excludable).

In some limited circumstances the Staff has denied the exclusion under Rule 14a-8(i)(7) of certain proposals that relate to both ordinary and extraordinary proposals where it is clear that the proposal, when read together with the supporting statement, focused on extraordinary business transactions. *See, e.g., Temple-Inland, Inc.* (February 24, 1998) (finding that the proposal and its supporting statement focused on possible extraordinary business transactions). The Proposal in this instance, and its supporting statement, does not focus on such extraordinary transactions, but by their terms focuses on a general discussion of management's performance, the Company's financial performance, and its long-term goals. The supporting statement that the Proposal contains only one sentence in the four paragraphs of the supporting statement that even mentions a sale or merger. Such matters clearly relate primarily to ordinary business operations.

Because the Proposal does not specifically and exclusively advocate one or more extraordinary corporate transactions, and is in fact drafted in a manner that emphasizes the general exploration of strategic alternatives, it relates primarily to ordinary business matters and may be properly excluded under Rule 14a-8(i)(7).

III. Rule 14a-8(i)(1). The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

The Proposal seeks to require the Company to "immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value." The language of the Proposal is not a request or recommendation to the Board, but is mandatory. As such, the Proposal is not a proper subject for action by shareholders under Pennsylvania law, as its mandate interferes with the authority and discretion granted to the Board under the BCL.

TUCKER | ARENSBERG
Attorneys

The BCL provides that "unless otherwise provided by statute or in a bylaw adopted by the shareholders," all general or other powers "vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every corporation shall be managed under the direction of, a board of directors." 15 Pa.C.S.A. Section 1721.

Because the Proposal seeks to require the Board to take action which is committed by the BCL to the discretion of the Board, the Proposal is not a proper subject for shareholder action under Pennsylvania law and therefore may properly be excluded under Rule 14a-8(i)(1). *See, e.g., Keystone Financial, Inc.* (March 15, 1999) (finding that a proposal worded in such a way as to bind the board in violation of corporate law may be properly omitted).

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be properly excluded as being substantially implemented under Rule 14a-8(i)(10), or it may be excluded as relating to ordinary business matters under Rule 14a-8(i)(7), or, as currently written, it may be properly omitted under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under Pennsylvania law.

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials and would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to contact William T. Harvey of our office with any questions at (412) 594-5550.

Sincerely,

TUCKER ARENSBERG, P.C.

William T. Harvey

c: Louis A. Steiner
Richard D. Rose, Esquire

WTH:cr
BE:221152-2 021342-126684

EXHIBIT A

Louis A. Steiner, 430 Youngstown Ridge Road, Ligonier, PA 15658, who is the beneficial owner of **264,067** shares of common stock of the Company as reported on Form 13D/A filed July 19, 2005, submits the following proposal to be presented and voted upon at the Annual Meeting.

Proposal

"RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking film to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting."

Supporting Statement

I believe that the Company's current management and board have not provided the Company with disciplined business management and focus that it needs. There is little evidence of significant achievement by the Company and as a result the shareholders are suffering a decrease in the value of their shares.

During the seven business quarters completed since January 1, 2004, the Company has reported uneven and generally declining financial performance results involving assets, market capitalization, operating income, total earnings and reduced dividends. Specifically, the Company's stock price has decreased from $26.21 at January 1, 2004 to $19.00 at November 30, 2005.

Even lower operating costs raise concerns over the potentially damaging and continuing impact of savings realized through short-sighted dismissal of experienced employees, delayed or forgone technological improvements, and ill-considered abandonment of diverse operating revenue sources. Also, during the same period under review some of the income reported was achieved only through the adoption of revenue enhancements that by their nature and size must be considered "unusual" at best or "questionable" at worst. In certain circumstances, the earnings have been inflated through infrequent events including sales of securities and reversing loan reserves. These methods have resulted in a failure to provide shareholders with a true and accurate picture of the Company's operating earnings.

As a result of the recent financial downturn of the Company, I believe that the Company's Board should take active measures to maximize the value of the shareholders' investment by hiring an independent investment banking firm for the purpose of considering various strategic alternatives, including but not limited to analyzing whether a sale of the Company's assets or a merger or other business combination of the Company would be in its best interest. Furthermore, as shareholders, we are entitled to know and understand the long term goals that the Board has set for the Company to improve its financial condition. Hence, I believe that presenting the long-term strategic plan to all shareholders would be most beneficial to the Company's shareholders.

A vote FOR this proposal would best serve the interest of the Company's shareholders.

EXHIBIT B

Gregg E. Hunter
Chief Executive Officer
Commercial National Financial Corporation
900 Ligonier Street
Latrobe, PA 15650

Re: Engagement

Dear Gregg:

This letter confirms that Commercial National Financial Corporation (the "Company") and SunTrust Robinson Humphrey executed an engagement letter dated January 11, 2006, whereby SunTrust Robinson Humphrey was engaged for the purpose of assisting the Board of Directors of the Company in its consideration of various strategic alternatives, including but not limited to (a) determining whether a sale of the Company is advisable, (b) evaluating potential acquisitions and their advisability, and (c) evaluating other methods of enhancing shareholder value and the prospects of the corporation.

The terms of the engagement are set forth in the January 11, 2006 letter. This letter is not intended to modify those terms.

SUNTRUST ROBINSON HUMPHREY
SUNTRUST CAPITAL MARKETS, INC.

By: SunTrust Robinson Humphrey

From: Origin ID: (412)566-1212
Gary S. Regan, Esquire

Tucker Arensberg, P.C.
1500 One PPG Place
Pittsburgh, PA 15222

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Buchanan Ingersoll PC
ATTORNEYS

Richard D. Rose
412 562 8425
roserd@bipc.com

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

December 13, 2005

Via Messenger
Return Receipt Requested

Chairman of the Board
Commercial National Financial Corporation
900 Ligonier Street
P.O. Box 429
Latrobe, PA 15650

Dear Sir,

This firm represents Louis A. Steiner, who is the beneficial owner of more than $2,000 in value of the common stock of Commercial National Financial Corporation. As such, Louis A. Steiner is submitting a proposal for inclusion in the Corporations proxy materials for the 2006 annual meeting of shareholders. In addition to the proposal, you will find enclosed the proof of ownership that is required by Rule 14a-8 and the necessary statement from the proponent as required by such Rule. Please feel free call this office with any questions or comments.

Very truly yours,

Richard D. Rose

RDR/jn

Enclosures

William T. Harvey

#1876067-v1

430 Youngstown Ridge Road
Ligonier, PA 15658

December 12, 2005

Chairman of Board
Commercial National Financial Corporation
900 Ligonier Street
P.O. Box 429
Latrobe, PA 15650

Dear Sir,

I am the beneficial holder of at least $2,000 in market value of common stock of Commercial National Financial Corporation (the "Corporation "). I am enclosing a proposal that I am submitting for inclusion in the Corporation's proxy material for its 2006 annual meeting of shareholders pursuant to the requirements of the Rule 14a-8 promulgated by the Securities and Exchange Commission and last year's proxy statement.

I am enclosing a copy of the Schedule 13D that I have filed with respect to my beneficial ownership of the Corporation's common stock and its amendment. I hereby state that I have continuously held at least $2,000 in market value of common stock of the Corporation for more than one year prior to the date hereof and I intend to continue ownership of such shares through the date of the Corporation's 2006 annual meeting of shareholders.

Very truly yours,

Louis A. Steiner

Louis A. Steiner

Louis A. Steiner, 430 Youngstown Ridge Road, Ligonier, PA 15658, who is the beneficial owner of **264,067** shares of common stock of the Company as reported on Form 13D/A filed July 19, 2005, submits the following proposal to be presented and voted upon at the Annual Meeting.

Proposal

"RESOLVED, that the Company's Board of Directors (i) immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the Company and instruct such investment banking firm to prepare a report to the entire Board of Directors discussing such alternatives, and (ii) present to the shareholders a long term plan for maximizing shareholder value based on the investment banking firm's report within three (3) months of the annual shareholders' meeting."

Supporting Statement

I believe that the Company's current management and board have not provided the Company with disciplined business management and focus that it needs. There is little evidence of significant achievement by the Company and as a result the shareholders are suffering a decrease in the value of their shares.

During the seven business quarters completed since January 1, 2004, the Company has reported uneven and generally declining financial performance results involving assets, market capitalization, operating income, total earnings and reduced dividends. Specifically, the Company's stock price has decreased from $26.21 at January 1, 2004 to $19.00 at November 30, 2005.

Even lower operating costs raise concerns over the potentially damaging and continuing impact of savings realized through short-sighted dismissal of experienced employees, delayed or forgone technological improvements, and ill-considered abandonment of diverse operating revenue sources. Also, during the same period under review some of the income reported was achieved only through the adoption of revenue enhancements that by their nature and size must be considered "unusual" at best or "questionable" at worst. In certain circumstances, the earnings have been inflated through infrequent events including sales of securities and reversing loan reserves. These methods have resulted in a failure to provide shareholders with a true and accurate picture of the Company's operating earnings.

As a result of the recent financial downturn of the Company, I believe that the Company's Board should take active measures to maximize the value of the shareholders' investment by hiring an independent investment banking firm for the purpose of considering various strategic alternatives, including but not limited to analyzing whether a sale of the Company's assets or a merger or other business combination of the Company would be in its best interest. Furthermore, as shareholders, we are entitled to know and understand the long term goals that the Board has set for the Company to improve its financial condition. Hence, I believe that presenting the long-term strategic plan to all shareholders would be most beneficial to the Company's shareholders.

A vote FOR this proposal would best serve the interest of the Company's shareholders.

SC 13D/A 1 cnf13da.htm LOUIS A STEINER / COMMERCIAL NATIONAL FINL 13D/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D / A

Under the Securities Exchange Act of 1934

(Amendment No. ___1____)*

COMMERCIAL NATIONAL FINANCIAL CORP / PA

(Name of Issuer)

COMMON STOCK, $2.00 PAR VALUE

(Title of Class of Securities)

202217105

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 19, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

SEC 1746 (11-02)

CUSIP No. 202217105

1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons

(entities only).

Louis A. Steiner

430 Youngstown Ridge Rd

Ligonier, PA 15658

2.Check the Appropriate Box if a Member of a Group (See Instructions)

(a)..

(b)..

3.SEC Use Only

....

4.Source of Funds (See Instructions)

....

5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

2(d) or 2(e) ....

6.Citizenship or Place of Organization

U.S.

Number of 7. Sole Voting Power 150,120

Shares Beneficially 8. Shared Voting Power 113,947

Owned by Each 9. Sole Dispositive Power

Reporting Person With 10. Shared Dispositive Power

11.Aggregate Amount Beneficially Owned by Each Reporting Person 264,067

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___

13.Percent of Class Represented by Amount in Row (11) 7.7 %

14.Type of Reporting Person (See Instructions)

IN

....

....

....

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify

that the information set forth in this statement is true, complete and correct.

Date July 19, 2005

Signature /s/ **Louis A. Steiner**

Name/Title Louis A. Steiner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SC 13D 1 cnf13d.htm LOUIS A STEINER / COMMERCIAL NATIONAL FINL 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

COMMERCIAL NATIONAL FINANCIAL CORP / PA

(Name of Issuer)

COMMON STOCK, $2.00 PAR VALUE

(Title of Class of Securities)

202217105

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

CUSIP No. 202217105

1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons

(entities only).

Louis A. Steiner

430 Youngstown Ridge Rd

Ligonier, PA 15658

2.Check the Appropriate Box if a Member of a Group (See Instructions)

(a)...

(b)...

3.SEC Use Only

....

4.Source of Funds (See Instructions)

....

5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

2(d) or 2(e) ....

6.Citizenship or Place of Organization

U.S.

Number of 7. Sole Voting Power 150,120

Shares Beneficially 8. Shared Voting Power 251,760

Owned by Each 9. Sole Dispositive Power

Reporting Person With 10. Shared Dispositive Power

11.Aggregate Amount Beneficially Owned by Each Reporting Person 401,880

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___

13.Percent of Class Represented by Amount in Row (11) 11.8%

14.Type of Reporting Person (See Instructions)

IN

....

....

....

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify

that the information set forth in this statement is true, complete and correct.

Date March 18, 2005

Signature /s/ **Louis A. Steiner**

Name/Title Louis A. Steiner

The original statement shall be signed by each person on whose behalf the

statement is filed or his authorized representative. If the statement is signed

on behalf of a person by his authorized representative (other than an executive

officer or general partner of the filing person), evidence of the

representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Commercial National Financial Corporation
Incoming letter dated January 19, 2006

The proposal directs the board to retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as the sale or a merger of the company, and present to shareholders a long-term plan for maximizing shareholder value based on the investment bank's report.

There appears to be some basis for your view that Commercial National Financial may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Commercial National Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Commercial National Financial relies.

Sincerely,

Mary Beth Breslin
Special Counsel